                                                          Registration No.  333-

  ---------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                           -------------------------
             LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT F
                       (AMERICAN LEGACY ESTATE BUILDER)
         (Formerly: Lincoln National Flexible Premium Life Account F)
                          (Exact Name of Registrant)

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                           1300 South Clinton Street
                                 P.O. Box 1110
                             Fort Wayne, IN 46801
         (Complete address of depositor's principal executive offices)

                           -------------------------
                             Brian Burke, Counsel
                  The Lincoln National Life Insurance Company
                   1300 South Clinton Street, P.O. Box 1110
                             Fort Wayne, IN 46801
               (Name and complete address of agent for service)

                           -------------------------
                                   Copy to:
                          Robert J.  Routier, Esquire
                            Routier & Johnson, P.C.
                              1700 K Street, N.W.
                             Washington, DC 20006

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Title and amount of securities being registered: Flexible premium variable life insurance policies.

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

[_] Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

             LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT F

                      CROSS REFERENCE SHEET TO PROSPECTUS


     Cross reference sheet pursuant to Rule 404(c) showing location in prospectus of information required by Items of Form N-8B-2.*

Item Number in Form N-8B-2                              Caption in Prospectus
--------------------------                              ---------------------
Organization and General Information
------------------------------------

1.  (a) Name of trust                                   Cover, Definitions

    (b) Title of each class of securities issued        Cover, Premium Payment and Allocation of
                                                        Premiums

2.  Name and address of each depositor                  Cover, Lincoln Life

3.  Name and address of custodian                       Safekeeping of the Account's Assets

4.  Name and address of principal underwriter           Distribution of the Policy

5.  State in which organized                            Lincoln Life, The General Account, The
                                                        Separate Account

6.  Date of organization                                The Separate Account

General Description of the Trust and
------------------------------------
Securities of the Trust
-----------------------

9.  Material litigation                                 Legal Proceedings

10.  (a),(b) Type of Securities                         Cover, Premium Payment and Allocation of
                                                        Premiums

     (c)  Rights of securityholders re:                 Cover, Right to Examine Policy, Loans,
          withdrawal or redemption                      Withdrawals, Surrender of the Policy, Proceeds
                                                        and Payment Options

     (d)  Rights of securityholders                     Cover, Policy Termination, Exchange of Lincoln
          re: conversion, transfer or partial           Life Universal Life Policies, Transfer Between
          withdrawal                                    Subaccounts, Transfer to and from the General
                                                        Account, Withdrawals, Surrender of the Policy,
                                                        Proceeds and Payment Options, Loans


Item Number in Form N-8B-2                              Caption in Prospectus
--------------------------                              ---------------------
     (e)  Rights of securityholders                     Policy Lapse and Reinstatement
            re: lapses, default, and
            reinstatement

     (f)  Provisions re: voting rights                  Voting Rights

     (g)  Notice to securityholders                     Reports and Records

     (h)  Consent of Security Holders                   Additions, Deletions or Substitutions of
                                                        Investments, Premium Payment and Allocation of
                                                        Premiums

     (j)  Other principal features                      Caption in Prospectus
                                                        ---------------------
                                                        Death Benefit and Death Benefit Types, Death
                                                        Benefit Guarantees, Policy Changes, Policy
Information Concerning Securities                       Value, General Provisions
---------------------------------
Underlying Trust's Securities
-----------------------------

11. Unit of specified securities in which               Cover, The Separate Account
    securityholders have an interest

12. (a)-(d) Name of company, and name and               Cover, The Separate Account
    address of its custodian

Information Concerning Loads, Fees, Charges
-------------------------------------------
and Expenses
------------
                                                        Cover, Charges and Deductions
13. (a) With respect to each load, fee, charge
        and expense

    (b) Deductions for sales charges                    Cover, Charges and Deductions

    (c) Sales load as percentage of amount              Cover, Charges and Deductions
        invested

    (d)-(g) Other loads, fees and expenses              Cover, Charges and Deductions

Information Concerning Operation of Trust
-----------------------------------------

14. Procedure for applications for and                  Requirements for Issuance of a Policy
issuance of trust's securities

15. Procedure for receipt of payments from              Premium Payment and Allocation of Premiums
purchases of trust's securities


Item Number in Form N-8B-2                              Caption in Prospectus
--------------------------                              ---------------------
16.  Acquisition and disposition of underlying          Cover, The Separate Account, Premium Payment
securities                                              and Allocation of Premiums

17. (a) Procedure for withdrawal                        Cover, Right to Examine Policy, Loans,
                                                        Withdrawals, Surrender of the Policy, Proceeds
                                                        and Payment Options

    (b) Redemption or repurchase                        Cover, Right to Examine Policy, Loans,
                                                        Withdrawals, Surrender of the Policy, Proceeds
                                                        and Payment Options

    (c) Cancellation or resale                          Cover, Right to Exchange Policy, Loans,
                                                        Withdrawals, Surrender of the Policy, Proceeds
                                                        and Payment Options

18. Purchase of underlying securities                   The Separate Account, Premium Payment and
                                                        Allocation of Premiums

19. Procedure for keeping records and                   Reports and Records
furnishing information to securityholders

21. (a) and (b) Loans to securityholders                Loans

23. Bonding arrangements for depositor                  Safekeeping of the Account's Assets

24. Other material provisions                           General Provisions

Organization, Personnel and Affiliated
--------------------------------------
Persons of Depositor
--------------------

Organization and Operations of Depositor
----------------------------------------

25. Form, state and date of organization of             Lincoln Life
depositor

27. General character of business of                    Lincoln Life
depositor

28. (a) 5% ownership                                    Lincoln Life

    (b) Business experience of officers and             Executive Officers and Directors of Lincoln
        directors of the depositor                      Life

Companies Owning Securities of Depositor
----------------------------------------


Item Number in Form N-8B-2                     Caption in Prospectus
--------------------------                     ---------------------
29. Each company owning 5% of                  Lincoln Life, The General Account, The
voting securities of depositor                 Separate Account

Distribution and Redemption of Securities
-----------------------------------------
Distribution of Securities

35. Distribution                               Distribution of the Policy

38. (a) General description of method          Distribution of the Policy
        of distribution of securities

    (b) Selling agreement between trust        Distribution of the Policy
        or depositor and underwriter

    (c) Substance of current agreements        Distribution of the Policy

Principal Underwriter

39. (a) and (b) Principal Underwriter          Distribution of the Policy

41. Character of Underwriter's                 Distribution of the Policy
    business

Offering Price or Acquisition Value of
Securities of Trust

44. Information concerning offering            The Separate Account, Policy Value
    price or acquisition valuation of
    securities of trust (All underlying
    securities are shares in registered
    investment companies.)

Redemption Value of Securities of Trust

46. Information concerning redemption          The Separate Account, Policy Value
    valuation of securities of trust
    (All underlying shares are shares
    in a registered investment company.)

Purchase and Sale of Interests in Underlying
Securities



Item Number in Form N-8B-2               Caption in Prospectus
--------------------------               ---------------------
47. Maintenance of Position              Cover, The Separate Account

Information Concerning Trustee or
---------------------------------
Custodian
---------

48. Custodian of trust                   Safekeeping of the Account's Assets

50. Lien on trust assets                 The Separate Account

Information Concerning Insurance of
-----------------------------------
Holders of Securities
---------------------

51. (a) Name and address of insurer      Cover, Lincoln Life

    (b) Types of policies                Cover, Premium Payment and Allocation
                                         of Premiums, Federal Tax Matters

    (c) Risks insured and excluded       Policy Benefits, General Provisions

    (d) Coverage                         Cover, Requirements for Issuance of a
                                         Policy, Premiums Payment and Allocation
                                         of Premiums

    (e) Beneficiaries                    Policy Benefits

    (f) Terms of cancellation and        Policy Lapse and Reinstatement
        reinstatement

    (g) Method of determining amount     The Separate Account, Policy Value
        of premium paid by holder

Policy of Registrant
--------------------

52. (a) and (c) Selection of portfolio   Addition, Deletion or Substitution of
    portfolio securities                 Investments

Regulated Investment Company

53. (a) Taxable status of trust          Federal Tax Matters

Financial and Statistical Information
-------------------------------------

59.  Financial Statements                Financial Statements

--------------------------------------

*Items not listed are not applicable to this Registration Statement

AMERICAN LEGACY ESTATE BUILDER

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT F INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

issued by:
Lincoln National Life Insurance Co.
1300 South Clinton Street
P.O. Box 1110
Fort Wayne, Ind. 46801
(800) 348-0851

The flexible premium variable life insurance policy (policy) offered by Lin-coln National Life Insurance Co. (Lincoln Life) and described in this prospec-tus is designed to provide life insurance protection. A policy generally may be issued only to persons age 80 or younger and only for an initial premium of $10,000 or more. The owner may pay a single premium, or subject to certain re-strictions, vary the frequency and amount of premium payments.

An owner may choose to allocate amounts to the General Account of Lincoln Life (General Account) or to the Lincoln Life Flexible Premium Variable Life Ac-count F (Separate Account). Amounts allocated to the Separate Account will be invested in the Class 2 shares of the American Variable Insurance Series, which has nine funds available:

 . Global Growth Fund
 . Growth Fund
 . International Fund
 . Growth-Income Fund
 . Asset Allocation Fund
 . High-Yield Bond Fund
 . Bond Fund
 . U.S. Government/AAA-Rated Securities Fund
 . Cash Management Fund

The amount of the death benefit may, and the policy value will, reflect the investment experience of the chosen subaccounts of the Separate Account and interest credited to the policy by the General Account, as well as the timing and amount of premiums, and the charges assessed in connection with the poli-cy. As long as the policy remains in force, the death benefit will not be less than the current specified amount of the policy. The policy will remain in force so long as net cash surrender value is sufficient to pay the monthly de-ductions imposed in connection with the policy. The owner bears the entire in-vestment risk for all amounts allocated to the Separate Account; no minimum policy value or net cash surrender value is guaranteed.

The purchase and ownership of the policy involves various charges which are explained under the heading Charges and deductions on page 7.

It may not be advantageous to purchase a policy: (1) as a replacement for an-other type of life insurance; or,
(2) to obtain additional insurance protection if the purchaser already owns another flexible premium variable life insurance policy.

The policy is or may be a Modified Endowment Contract. A life insurance policy becomes a Modified Endowment Contract if the premiums paid for the policy ex-ceed certain limits referred to as the 7-pay limitation. Because the initial premium exceeds the 7-pay limitation, the policy will be a Modified Endowment Contract unless it is purchased with cash values transferred from a pre-exist-ing life insurance policy which is not a Modified Endowment Contract and the transfer meets the requirements for a tax-free exchange. The taxation of loans or withdrawals from, or surrenders of, a Modified Endowment Contract is gener-ally less favorable than applies to such distributions from a life insurance policy that is not a Modified Endowment Contract. In particular, loans, with-drawals, or surrenders made from a Modified Endowment Contract are normally reportable income to the extent of any gain in the policy and such income will also be subject to an additional 10% income tax if income is received before the owner attains age 59 1/2.

This prospectus is valid only if accompanied or preceded by a current prospec-tus for American Variable Insurance Series.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, OR BY ANY STATE REGULATORY AGENCY, NOR HAS THE COMMIS-SION, OR ANY STATE REGULATORY AGENCY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Please read this prospectus carefully and retain it for future reference.

The date of this prospectus is.

TABLE OF CONTENTS

                                                   Page
-------------------------------------------------------
SUMMARY OF THE POLICY                                1
-------------------------------------------------------
LINCOLN LIFE AND THE SEPARATE ACCOUNT
Lincoln Life                                         3
The General Account                                  3
The Separate Account                                 3
American Variable Insurance Series                   4
The investment advisor                               4
Addition, deletion or substitution of investments    4
-------------------------------------------------------
THE POLICY
Requirements for issuance of a policy                4
Units and unit values                                5
Premium payment and allocation of premiums           5
Dollar cost averaging program                        6
Effective date                                       6
Right to examine policy                              6
Policy termination                                   7
-------------------------------------------------------
CHARGES AND DEDUCTIONS
Surrender charges                                    7
Cost of insurance charges                            7
Policy value charge                                  8
Other policy charges                                 8
Charges against the Separate Account                 8
Reduction of charges                                 8
-------------------------------------------------------
POLICY BENEFITS
Death benefit                                        8
Policy changes                                       9
Policy value                                         9
Transfer between subaccounts                        10
Transfer to and from General Account                10
Withdrawals                                         10
Loans                                               11
Policy lapse and reinstatement                      11
No Lapse Benefit                                    12
Surrender of the policy                             12
Proceeds and payment options                        12
-------------------------------------------------------
GENERAL PROVISIONS
The contract                                        12
Suicide                                             12
Representations and contestability                  13
Incorrect age or sex                                13
Change of owner or beneficiary                      13
Assignment                                          13
Reports and records                                 13
Projection of benefits and values                   13
Postponement of payments                            13
Accelerated Benefit Election Rider                  14
-------------------------------------------------------
DISTRIBUTION OF THE POLICY                          14
-------------------------------------------------------
FEDERAL TAX MATTERS
Tax status of the policy                            14
Tax treatment of policy benefits                    15
Taxation of the Separate Account                    16
-------------------------------------------------------
VOTING RIGHTS                                       17
-------------------------------------------------------
STATE REGULATION OF LINCOLN LIFE
AND THE SEPARATE ACCOUNT                            17
-------------------------------------------------------
SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS        17
-------------------------------------------------------
LEGAL PROCEEDINGS                                   17
-------------------------------------------------------
EXPERTS                                             18
-------------------------------------------------------
ADDITIONAL INFORMATION                              18
-------------------------------------------------------
APPENDIX A: Executive Officers & Directors
           of Lincoln National Life
           Insurance Co.                            19
-------------------------------------------------------
APPENDIX B: Illustrations of policy values          21
-------------------------------------------------------
APPENDIX C: Definitions for Separate
           Account F                                34
-------------------------------------------------------
FINANCIAL STATEMENTS

SUMMARY OF THE POLICY

The following summary is intended to give you a brief explanation of the most important features of your policy. The summary is not comprehensive and is en-tirely qualified by more specific information contained elsewhere in this pro-spectus. Throughout this prospectus, in order to make the following documents more understandable, we have italicized the special terms.

WHAT TYPE OF POLICY AM I PURCHASING?

Your policy is a flexible premium variable life insurance policy whose primary purpose is to provide life insurance protection on the insured. As long as your policy remains in force, the policy will provide for: (1) the payment of a death benefit to a beneficiary upon the insured's death; and (2) policy loan privileges, withdrawal privileges and surrender privileges.

HOW DOES THE LIFE INSURANCE PROTECTION WORK?

The policy provides for the payment of benefits upon the death of the insured. So long as your policy remains in force, the minimum death benefit proceeds payable will be the current specified amount, reduced by any outstanding loan and any due and unpaid charges. Under certain conditions, for issue ages under age 76, a no lapse benefit guarantees that the policy will stay in force for the first 10 policy years, even if poor net investment results and policy charges might otherwise cause the policy to lapse.

HOW ARE THE PREMIUMS FLEXIBLE?

The owner will normally choose to pay an initial single premium approximately equal to 100% of the federal maximum premium limitation (as defined in Section 7702 of the Internal Revenue Code of 1986, as amended). However, any owner who at any time has not yet paid the current federal maximum premium limitation may, subject to certain restrictions, make premium payments at any time and in any amount and at any frequency.

WHAT MAKES MY POLICY VARIABLE?

Your policy is described as variable because the death benefit and the policy value can vary with the investment performance of amounts you have allocated to the subaccounts you have selected. While you bear the entire investment risk on such amounts, you also enjoy the opportunity to obtain market rates of return on those amounts.

WHAT FUNDS ARE AVAILABLE TO SELECT?

You have the option to allocate amounts to one or more subaccounts of the Sep-arate Account. Currently the owner may select from the Class 2 shares of the American Variable Insurance Series, which consists of nine funds:

The Global Growth Fund seeks long-term growth of capital by investing primar-ily in common stocks or securities with common stock characteristics of is-suers domiciled around the world. [PLEASE NOTE: AS OF THE DATE OF THIS PRO-SPECTUS, THE GLOBAL GROWTH FUND IS NOT YET AVAILABLE IN ALL STATES. PLEASE CONTACT YOUR INVESTMENT DEALER FOR MORE INFORMATION ABOUT THE GLOBAL GROWTH FUND'S AVAILABILITY.]

The Growth Fund seeks growth of capital by investing primarily in common stocks or securities with common stock characteristics, such as convertible preferred stock, which demonstrate the potential for appreciation.

The International Fund seeks long term growth of capital by investing primar-ily in securities of issuers domiciled outside the United States.

The Growth-Income Fund seeks high growth of capital and income by investing primarily in common stocks or securities which demonstrate the potential for appreciation and/or dividends.

The Asset Allocation Fund seeks high total return (including income and capi-tal gains) consistent with preservation of capital over the long term through a diversified portfolio that can include common stocks and other equity-type securities, bonds and other intermediate and long-term fixed-income securities and money market instruments in any combination.

The High-Yield Bond Fund seeks high current income and secondarily seeks capi-tal appreciation by investing primarily in intermediate and long term corpo-rate obligations, with emphasis on higher yielding, higher risk, lower rated or unrated securities. IN ADDITION TO OTHER RISKS, HIGH-YIELD, HIGH-RISK BONDS (ALSO KNOWN AS "JUNK BONDS") ARE SUBJECT TO GREATER FLUCTUATIONS IN VALUE AND RISK OF LOSS OF INCOME AND PRINCIPAL DUE TO DEFAULT BY THE ISSUER THAN ARE IN-VESTMENTS IN LOWER YIELDING, HIGHER RATED BONDS. FOR FURTHER INFORMATION ON THE RISKS ASSOCIATED WITH SUCH SECURITIES, PLEASE REFER TO THE PROSPECTUS FOR THE AMERICAN VARIABLE INSURANCE SERIES, WHICH MUST ACCOMPANY OR PRECEDE THIS PROSPECTUS AND WHICH SHOULD BE READ CAREFULLY.

The Bond Fund seeks as high a level of current income as is consistent with the preservation of capital by investing in a broad variety of fixed income securities.

The U.S. Government/AAA-Rated Securities Fund seeks a high level of current income consistent with prudent investment risk and preservation of capital by investing primarily in a combination of securities guaranteed by the United States Government and other debt securities rated AAA or Aaa.

The Cash Management Fund seeks high current yield while preserving capital by investing in a diversified selection of money market instruments.

HOW ARE PREMIUMS PROCESSED?

You determine in the application what portions of net premiums are to be allo-cated to the General Account or the various subaccounts of the Separate Ac-count. Prior to the record date, net premiums are automatically allocated to the General Account. After the record date, the policy value and all subsequent net premiums will automatically be invested in the General Account and the subaccounts of the Separate Account in accord with your instructions in the ap-plication. You may change future allocations of net premiums at any time with-out charge by notifying us in writing. Subject to certain restrictions, you may transfer amounts among the General Account and the subaccounts of the Separate Account.

WHEN DOES MY POLICY TERMINATE?

Your policy may terminate due to any one of the following: voluntary return or surrender of the policy, lapse due to insufficient net cash surrender value, or payment of the death benefit. During the free look period, you may return the policy for a refund of all premiums paid. Anytime after the free look period, you may surrender the policy and receive its net cash surrender value.

DO I HAVE ACCESS TO THE POLICY VALUES?

You may access the net cash surrender value through loans or withdrawals. You may borrow up to 100% of the net cash surrender value at any time. In addition, subject to some restrictions and charges, you may withdraw portions of the net cash surrender value. Loans reduce the death benefit proceeds by the amount of the loan. Withdrawals reduce the specified amount by an amount proportionate to the amount of policy value withdrawn. For example, if 10% of the policy value is withdrawn, the specified amount will be reduced by 10% of the specified amount. Both loans and withdrawals reduce future policy values and may have federal income tax consequences.

WHAT CHARGES AND DEDUCTIONS ARE MADE FROM MY POLICY?

SURRENDER CHARGE. During the first 12 years of the policy, a surrender charge, will be deducted from your policy value upon lapse or voluntary surrender. The surrender charge during the first two policy years is calculated as 6.5% of premiums paid. The surrender charge will not exceed $43 per $1000 of specified amount. The surrender charge in a given policy year will equal the amounts shown below.

                                                           Percent of premiums
During policy year                                         paid
------------------------------------------------------------------------------
 1                                                         6.5%
 2                                                         6.5%
 3                                                         6.0%
 4                                                         6.0%
 5                                                         5.5%
 6                                                         5.5%
 7                                                         5.0%
 8                                                         5.0%

                                                           Percent of premiums
During policy year                                         paid
------------------------------------------------------------------------------
 9                                                         4.5%
10                                                         4.5%
11                                                         4.0%
12                                                         2.0%

COST OF INSURANCE CHARGE. The policy value will be reduced on each monthly an-niversary day by the cost of insurance charge. See page 13 for more detailed information. The cost of insurance charge ceases when the insured attains age 100.

POLICY VALUE CHARGE. The policy value will be reduced on each monthly anniver-sary day by the policy value charge. The policy value charge is .10% of the policy value each month during the first 10 policy years and is .0166666% of the policy value each month thereafter. The policy value charge ceases when the insured attains age 100.

OTHER POLICY CHARGES. A monthly administrative charge of $5.00 is deducted from the policy value on any monthly anniversary day when the policy value is less than $50,000. Currently, no charge is made for transfers of amounts among the General Account and the subaccounts, although a maximum of $10 per transfer may be charged. A withdrawal charge of $20 is deducted from the amount of any with-drawal of policy value.

CHARGES AGAINST THE SEPARATE ACCOUNT. A daily mortality and expense risk charge currently equal to .0016438% (equivalent to an annual rate of .60%) of the daily net assets of the Separate Account is imposed. This charge is guaranteed not to exceed .00246575% (equivalent to an annual rate of .90%).

No charges are currently made from the Separate Account for federal or state income taxes. Should Lincoln Life determine that such taxes may be imposed, the company reserves the right to make deductions from the policy to pay those tax-es.

In addition, because the Separate Account purchases shares of the funds in-volved, the value of the net assets of these subaccounts of the Separate Ac-count will reflect the fees of the Investment Advisor and other miscellaneous expenses incurred by those funds. It is estimated that, in the aggregate, such fees and expenses for the funds, expressed as an annual percentage of each fund's net assets, will range from .41% to .75%. In addition to these fees and expenses, and pursuant to a 12b-1 plan, the Class 2 shares of each fund also bear expenses equal to .25% annually of each fund's net assets. See page 8 for more detailed information.

HOW IS MY POLICY AND ITS BENEFITS TAXED?

The taxation of life insurance death benefits and distributions is complex and is discussed in detail under "Federal tax matters" on pages 14-16. You should note in particular that the taxation of loans, withdrawals and surrenders of a life insurance policy that becomes a Modified Endowment Contract is generally less favorable than applies to such distributions from a life insurance policy that is not a Modified Endowment Contract. Your policy will be a Modified Endowment Contract if the premiums you pay exceed certain limits referred to as the 7-pay limitation (see pages 15-16). Because the initial premium always exceeds the 7-pay limitation, your policy will be a Modified Endowment Contract unless you purchase the policy with cash values transferred from a pre-existing life insurance policy which is not a Modified Endowment Contract and the transfer meets the requirements for a tax-free exchange. You should note, in particular, that loans, withdraw-als, and surrenders made from a Modified Endowment Contract are normally re-portable income to the extent of any gain in the policy and such income will also be subject to an additional 10% income tax if income is received before you attain age 59 1/2. A qualified tax advisor should be able to help you de-termine the tax status of your policy.

LINCOLN LIFE AND THE SEPARATE ACCOUNT

LINCOLN LIFE

Lincoln National Life Insurance Co. is a stock life insurance company incorpo-rated under the laws of Indiana on June 12, 1905. Lincoln Life is principally engaged in offering individual life insurance policies and annuity contracts, and ranks among the largest United States stock life insurance companies in terms of assets and life insurance in force. Lincoln Life is also one of the leading life reinsurers in the United States. Lincoln Life is licensed in all states (except New York) and the District of Columbia, Guam, and the Common-wealth of the Northern Mariana Islands.

Lincoln Life is wholly owned by Lincoln National Corp., a publicly held insur-ance holding company incorporated under Indiana law on January 5, 1968. The principal office of Lincoln Life is located at 1300 South Clinton Street, Fort Wayne, Ind. 46802. The Principal office of Lincoln National Corp. is located at 200 East Berry Street, Fort Wayne, Ind. 46802. Through subsidiaries, Lin-coln National Corp. engages primarily in the issuance of health-life insurance and annuities, property-casualty insurance, and other financial services.

THE GENERAL ACCOUNT

The General Account refers to the General Account of Lincoln Life. The General Account consists of all assets owned by Lincoln Life other than those allo-cated to any of its separate accounts, including the Separate Account. The General Account supports Lincoln Life's insurance and annuity obligations. Be-cause of applicable exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933, and the General Account has not been registered as an investment company under the Investment Company Act of 1940.

THE SEPARATE ACCOUNT

Lincoln Life Flexible Premium Variable Life Account F (Separate Account) was established by Lincoln Life as a separate account on May 29, 1987 to fund variable life insurance policies. Although the assets of the Separate Account are the property of Lincoln Life, the laws of Indiana under which the Separate Account was established provide that the assets in the Separate Account at-tributable to the policies are not chargeable with liabilities arising out of any other business which Lincoln Life may conduct. The assets of the Separate Account shall, however, be available to cover the liabilities of the General Account of Lincoln Life to the extent that the Separate Account's assets ex-ceed its liabilities arising under the policies supported by it. The assets of the Separate Account will be valued once daily at the close of regular trading (currently 4:00 p.m. New York time) on each day the New York Stock Exchange is open. The New York Stock Exchange is currently closed on the following holi-days: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

The Separate Account has been registered as an investment company under the Investment Company Act of 1940 and meets the definition of "separate account" under federal securities laws. Registration with the Securities and Exchange Commission does not involve supervision of the management or investment prac-tices or policies of the Separate Account or Lincoln Life by the Commission.

The Separate Account is divided into nine subaccounts. Each subaccount invests exclusively in shares of one of the classes of one of the funds comprising the American Variable Insurance Series: the Global Growth Fund, the Growth Fund, the International Fund, the Growth- Income Fund, the Asset Allocation Fund, the High-Yield Bond Fund, the Bond Fund, the U.S. Government/ AAA-Rated Secu-rities Fund, and the CashManagement Fund. Income and both realized and unrealized gains or losses from the assets of the Separate Account are cred-ited to or charged against the Separate Account without regard to the income, gains or losses arising out of any other business Lincoln Life may conduct. The funds are also invested in by variable annuity contract holders. For an explanation of the risk involved with such mixed and/or shared funding, see the prospectus for the underlying funds.

There is no assurance that any fund of the American Variable Insurance Series will achieve its stated investment objective. For a complete description of the American Variable Insurance Series, please refer to the prospectus for the series which must accompany or precede this prospectus and which should be read carefully.

THE AMERICAN VARIABLE INSURANCE SERIES

The series was organized as a Massachusetts business trust in 1983 and is reg-istered as a diversified, open-end management investment company under the In-vestment Company Act of 1940. Diversified means not owning too great a per-centage of the securities of any one company. An open-end company is one which, in this case, permits Lincoln Life to sell its shares back to the se-ries when you make a withdrawal, surrender the policy, or transfer from one fund to another. Management investment company is a legal term for a mutual fund. These definitions are very general. The precise legal definitions for these terms are contained in the Investment Company Act of 1940.

The series has nine separate portfolios of funds. Funds as sets are segregated and a shareholder's interest is limited to those funds in which the share-holder owns shares. The series has adopted a plan pursuant to Rule 18f-3 under the Investment Company Act of 1940 to permit the series to establish a multi-ple class distribution system for all of its portfolios. The series' Board of Trustees may at any time establish additional funds or classes, which may or may not be available to the Separate Account.

Under the multi-class system adopted by the series, shares of each multi-class fund represent an equal pro rata interest in that fund and, generally, have identical voting, dividend, liquidation, and other rights, preferences, pow-ers, restrictions, limitations, qualifications and terms and conditions, ex-cept that: (1) each class has a different designation; (2) each class of shares bears its class expenses; (3) each class has exclusive voting rights on any matter submitted to shareholders that relates solely to its distribution arrangement; and (4) each class has separate voting rights on any matter sub-mitted to shareholders in which the interests of one class differ from the in-terests of any other class. Expenses currently designated as class expenses by the series' Board of Trustees under the plan pursuant to Rule 18f-3 include, for example, service fees paid under 12b-1 plan to cover servicing fees paid to dealers selling the policy as well as related expenses incurred by Lincoln Life.

Each fund has two classes of shares, designated as Class 1 shares and Class 2 shares. Class 1 and 2 differ primarily in that Class 2 (but not Class 1) shares are subject to a 12b-1 plan. Only Class 2 shares are available under the policy.

THE INVESTMENT ADVISOR

Capital Research and Management Company, an investment management organization founded in 1931, is the investment advisor to the series and other mutual funds, including those in The American Funds Group. Capital Research and Man-agement Co. is located at 333 South Hope Street, Los Angeles, Calif. 90071 and 135 South State College Boulevard, Brea, Calif. 92621. Capital Research and Management is registered with the Securities and Exchange Commission as an in-vestment adviser.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

Lincoln Life does not control the investment advisor and therefore cannot guarantee that the American Variable Insurance Series or any particular funds will be available for investment by the subaccounts. Lincoln Life reserves the right, subject to compliance with applicable law, to make additions to, dele-tions from, or substitutions for the shares that are held by the Separate Ac-count or that the Separate Account may purchase. Lincoln Life reserves the right to eliminate the shares of any fund and to substitute shares of another open-end, registered investment company, if the shares are no longer available for investment, or if in the judgment of Lincoln Life further investment in any fund should become inappropriate in view of the purposes of the Separate Account. Lincoln Life will not substitute any shares attributable to an own-er's interest in a subaccount of the Separate Account without notice and prior to approval of the Securities and Exchange Commission, to the extent required by the Investment Company Act of 1940 or other applicable law. Nothing con-tained herein shall prevent the Separate Account from purchasing other securi-ties for other classes of policies, or from permitting a conversion between classes of policies on the basis of requests made by policy owners.

Lincoln Life also reserves the right to establish additional subaccounts of the Separate Account, each of which would invest in a new fund or series of a fund or in shares of another investment company, with a specified investment objective. New subaccounts may be established when, at the sole discretion of Lincoln Life, marketing needs or investment conditions warrant, and any new subaccounts may be made available to existing policy owners on a basis to be determined by Lincoln Life. Lincoln Life may also eliminate one or more subaccounts if, in its sole discretion, marketing, tax, or investment condi-tions warrant.

In the event of any such substitution or change, Lincoln Life may by appropri-ate endorsement make such changes in the policy as may be necessary or appro-priate to reflect such substitution or change. If deemed by Lincoln Life to be in the best interests of persons having voting rights under the Policies, the Separate Account may be operated as a management company under the Investment Company Act of 1940, it may be deregistered under that Act in the event such registration is no longer required, or it may be combined with other Lincoln Life separate accounts.

THE POLICY

REQUIREMENTS FOR ISSUANCE OF A POLICY

Individuals wishing to purchase a policy must send a completed application to Lincoln Life, 1300 South Clinton Street, Fort Wayne, Ind. 46802. The minimum acceptable premium is $10,000. A policy will generally be issued only to insureds 80 years of age or under who supply satisfactory evi-dence of insurability sufficient to Lincoln Life. Acceptance is subject to Lin-coln Life's underwriting rules and, except in California, Lincoln Life reserves the right to reject an application for any reason.

UNITS AND UNIT VALUES

The value of policy monies invested in each subaccount is accounted for through the use of units and unit values. A unit is an accounting unit of measure used to calculate the value of an investment in a specified subaccount. A unit value is the dollar value of a unit in a specified subaccount on a specified valua-tion date. Whenever an amount is invested in a subaccount (due to net premium payments, loan payments, or transfer of values into a subaccount), the amount purchases units in that subaccount; the number of units purchased is determined by dividing the dollar amount of the transaction by the unit value on the day the transaction is made. Similarly, whenever an amount is redeemed from a subaccount (due to loans and loan interest charges, surrenders and surrender charges, withdrawals and withdrawal charges, transfers of values out of a subaccount, income tax deductions (if any), policy value charges, monthly ad-ministrative charges, or cost of insurance charges), units are redeemed from that subaccount; the number of units redeemed is determined by dividing the dollar amount of the transaction by the unit value on the day the transaction is made.

The unit value is also used to measure the net investment results in a subaccount. The policy value on any valuation day is the sum of the amounts al-located to each subaccount plus the amounts allocated to the General Account plus any outstanding loan. The value of each subaccount on each valuation day is determined by multiplying the number of units held by a policy in each subaccount by the unit value for that subaccount as determined for that valua-tion day.

The unit value for a subaccount on a specified valuation date is determined by dividing the value of all assets owned by that subaccount, net of the subaccount's liabilities (including any accrued but unpaid daily mortality and expense risk charges), by the total number of units held by policies in that subaccount. Net investment results do not increase or decrease the number of units held by the subaccount.

PREMIUM PAYMENT AND ALLOCATION OF PREMIUMS

Subject to certain limitations, an owner has flexibility in determining the frequency and amount of premiums. The initial premium is the only premium pay-ment required under the policy, although additional premiums may be necessary to keep the policy in force. Payment of the initial premium will not guarantee that the policy will remain in force. The amount of the initial premium is based on the insured's issue age and the specified amount of the policy and is normally approximately equal to 100% of the federal maximum premium limitation at issue, as described below. The initial premium may be as little as 80% of the federal maximum premium limitation at issue, but if the initial premium is less than 98% of the limitation, higher cost of insurance charges will result.

Any owner who has not chosen to pay the federal maximum premium limitation at issue may pay additional premiums up to the limitation at any time. However, Lincoln Life reserves the right to require evidence of insurability if the pay-ment of any premium will increase the death benefit by more than the amount of the premium paid. The failure to pay the maximum premium will not of itself cause the policy to lapse, nor will the payment of the maximum premium guaran-tee that the policy will remain in force. The policy will lapse any time out-standing loans exceed policy value less surrender charge, or policy value less outstanding loans and less surrender charge is insufficient to pay certain monthly deductions, and a grace period expires without a sufficient payment. (See Policy lapse and reinstatement, page 11.) Subject to the initial premium requirements and the maximum premium limitations established under section 7702 of the Internal Revenue Code 1986, as amended (the Code), an owner may make unscheduled premium payments at any time in any amount during the lifetime of the insured. Monies received that are not designated as premium payments will be assumed to be loan repayments if there is an outstanding loan on the policy; otherwise, such monies will be assumed to be an unscheduled premium payment.

PREMIUM LIMITATIONS. In no event can the total of all premiums paid, both scheduled and unscheduled, exceed the current maximum premium limitations es-tablished for life insurance policies to meet the definition of life insurance, as set forth under Section 7702 of the Code. Those limitations will vary by is-sue age, sex, classification, benefits provided, and even policy duration. If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation, Lincoln Life will only accept that por-tion of the premium which will make total premiums equal that amount. Any part of the premium in excess of that amount will first be applied to reduce any outstanding loan on the policy, and any further excess will be refunded to the owner within 7 days of receipt and no further premiums will be accepted until allowed by subsequent maximum premium limitations.

The tax status of a policy and the tax treatment of distributions from a policy are dependent in part on whether or not the policy becomes a Modified Endowment Contract. A policy will become a Modified Endowment Contract if premiums paid into the policy exceed certain limits referred to as the 7-pay limitation. Be-cause the initial premium exceeds the 7-pay limitation, the policy will be a Modified Endowment Contract unless it has been purchased with cash values transferred from a pre-existing life insurance pol-icy which is not a Modified Endowment Contract and the transfer meets the re-quirements for a tax-free exchange. The taxation of life insurance death bene-fits and distributions is complex and is discussed in detail under "Federal tax matters" on pages 14-16. Of particular note is the fact that the taxation of loans, withdrawals, and surrenders of a life insurance policy that becomes a Modified Endowment Contract is generally less favorable than applies to such distributions from a life insurance policy that is not a Modified Endowment Contract.

Lincoln Life reserves the right to require evidence of insurability if the payment of any premium will increase the death benefit by more than the amount of the premium paid.

NET PREMIUMS. The net premium equals the premium paid.

ALLOCATION OF NET PREMIUMS. In the application for a policy, the owner can al-locate net premiums or portions thereof to the General Account and the subaccounts of the Separate Account. Notwithstanding the allocation in the ap-plication, all net premiums received prior to the record date will initially be allocated to the General Account. Net premiums received prior to the record date will be credited to the policy on the later of the policy date or the date the premium is received. The record date is the date the policy is re-corded on the books of Lincoln Life as an in-force policy, and may coincide with the policy date. Net premiums will continue to be allocated to the Gen-eral Account until the record date. When the assets of the Separate Account are next valued following the record date, the value of the policy's assets in the General Account will automatically be transferred to the General Account and the subaccounts of the Separate Account in accord with the owner's per-centage allocation in the application. No charge will be imposed for this ini-tial transfer. Net premiums paid after the record date will be credited to the policy on the date they are received and will be allocated in accord with the owner's instructions in the application. The minimum percentage of each pre-mium that may be allocated to the General Account or to any subaccount of the Separate Account is 10%; percentages must be in whole numbers. The allocation of future net premiums may be changed without charge at any time by providing written notification on a form suitable to Lincoln Life, unless the owner has made previous arrangements with Lincoln Life to allow the allocation of future net premiums to be changed upon telephone request.

The value of the amount allocated to subaccounts of the Separate Account will vary with the investment experience of these subaccounts and the owner bears the entire investment risk. The value of the amount allocated to the General Account will earn a current interest rate guaranteed to be at least equal to the General Account guaranteed interest rate shown on the Policy Schedule. Owners should periodically review their allocations of premiums and values in light of market conditions, interest rates, and overall estate planning re-quirements.

DOLLAR COST AVERAGING PROGRAM

The owner may wish to make uniform monthly transfers from the General Account to one or more of the subaccounts over a 12, 24 or 36-month period through the Dollar Cost Averaging (DCA) program. Under the program, the owner designates the total amount of policy value ($5000 minimum) to be transferred from the General Account to the chosen subaccounts in accord with the most recent pre-mium allocation. The transfers continue until the end of the DCA period or un-til the policy value allocated to the General Account has been exhausted, whichever occurs sooner. DCA may also be terminated upon written request by the owner.

The theory of DCA is that transfers of uniform dollar amounts purchase a greater number of subaccount units when unit values are relatively low than are purchased when unit values are higher. This has the effect, when purchases are made at fluctuating prices, of reducing the aggregate average cost per unit to less than the average of the unit values on the same purchase dates. However, participation in the DCA program does not assure the owner of a greater return on purchases under the program, nor will it prevent or neces-sarily alleviate losses in a declining market.

There are no charges associated with the DCA program. In order to participate in (or terminate participation in) the DCA program, the owner must complete a written request on a form suitable to Lincoln Life.

EFFECTIVE DATE

For all coverage provided in the original application, the effective date will be the policy date, provided the policy has been delivered and the initial premium has been paid prior to death and prior to any change in health or any other factor affecting insurability of the insured as shown in the applica-tion. The policy date is ordinarily the earlier of the date the full initial premium is received or the date on which the policy is approved for issue by Lincoln Life.

For any insurance that has been reinstated, the effective date will be the first monthly anniversary day on or next following the day the application for reinstatement is approved.

RIGHT TO EXAMINE POLICY

The owner may, until a specified period of time has expired, examine the pol-icy and return it for refund of all premiums paid. The applicable period of time will depend on the state in which the policy is issued, but will not ex-pire sooner than the latest of ten days after receipt of the policy, 45 days after Part 1 of the application is completed, or ten days after the Notice of Withdrawal Right is mailed or delivered to the owner. Upon cancellation the policy will be void from the beginning.

An owner wanting a refund should return the policy to either Lincoln Life at its Home Office or to the registered agent who sold it.

POLICY TERMINATION

All coverage under the policy will terminate when any one of the following oc-curs: 1) the grace period ends without payment of required premium, 2) the policy is surrendered, or 3) the insured dies. Under certain defined condi-tions, Lincoln Life will continue to keep the policy in force despite insuffi-cient net cash surrender value (See No lapse benefit, page 12).

CHARGES AND DEDUCTIONS

Charges will be deducted in connection with the policy to compensate Lincoln Life for:

1.  providing the insurance benefit set forth in the policy;

2.  administering the policy;

3.  assuming certain risks in connection with the policy;

4.  incurring expenses in distributing the policy.

The nature and amount of these charges are described in the following.

SURRENDER CHARGES

Surrender charges are deducted upon surrender of the policy during the first 12 policy years. The following table shows the surrender charge as a percent of premiums paid. The surrender charge will not exceed $43 per $1,000 of spec-ified amount.

                                                                 Percent of
During policy year                                               premiums paid
------------------------------------------------------------------------------
 1                                                               6.5%
 2                                                               6.5%
 3                                                               6.0%
 4                                                               6.0%
 5                                                               5.5%
 6                                                               5.5%
 7                                                               5.0%
 8                                                               5.0%
 9                                                               4.5%
10                                                               4.5%
11                                                               4.0%
12                                                               2.0%

COST OF INSURANCE CHARGES

On the policy date and on each monthly anniversary day following, cost of in-surance charges will be deducted from the policy value. Ordinarily, the cost of insurance charges are deducted in proportion to the values in the subaccounts. The cost of insurance charges may be made by some other method if requested by the owner, and if such method is acceptable to Lincoln Life.

The current cost of insurance charges depend currently upon these variables: the amount of the initial premium as a percentage of the federal maximum pre-mium limitation, the classification of the insured, the amount of policy val-ue, and the maximum cost of insurance deduction allowed under state insurance laws. The current cost of insurance deduction each month is calculated by mul-tiplying the policy value by the appropriate percentage rate described below. The current cost of insurance deduction may never exceed the maximum cost of insurance deduction allowed under state insurance laws. The cost of insurance charge ceases when the insured reaches age 100.

If the initial premium is at least 98% of the federal maximum premium limita-tion at issue, the current monthly percentage rate used to calculate the cost of insurance deduction is .05% for select non-tobacco users and .10% for se-lect tobacco users. If the initial premium is less than 98% of the maximum limitation, higher percentage rates will be used. If the insured's classifica-tion is other than select non-tobacco user or select tobacco user, higher per-centages will also be used. The current cost of insurance deduction may never exceed the maximum cost of insurance deduction allowed under state insurance laws, as calculated according to the Cost of Insurance provision of the poli-cy.

The current monthly cost of insurance rates may be changed by Lincoln Life from time to time. A change in the current cost of insurance rates will apply to all persons of the same attained age, sex and rate class and whose policies have been in effect for the same length of time. The cost of insurance rates will not exceed those described in the table of guaranteed maximum insurance rates shown in the policy. These rates are based on the 1980 Commissioner's Standard Ordinary Mortality Table, Age Last Birthday, for attained ages under sixteen; on the 1980 Commissioner's Standard Ordinary Nonsmoker Mortality Ta-ble, Age Last Birthday, or the 1980 Commissioner's Standard Ordinary Smoker Mortality Table, Age Last Birthday, for attained ages sixteen and over, de-pending on the tobacco usage of the insured. Select rate classes have guaran-teed rates which do not exceed 100% of the applicable table. In states requir-ing unisex rates, in federally qualified pension plan sales, in employer spon-sored situations, and in any other situation where unisex rates are required by law, the cost of insurance rates (whether current or guaranteed) are not based on sex.

The rate class of an insured will affect the cost of insurance rate. Lincoln Life currently places insureds into a select rate class or rate classes in-volving a higher mortality risk. In an otherwise identical policy, insureds in the select rate class will have a lower cost of insurance than those in rate classes with higher mortality risk.

POLICY VALUE CHARGE

On the policy date and on each monthly anniversary day following, a policy charge will be deducted from the policy value. Ordinarily, the policy value charge is deducted in proportion to the values in the subaccounts. The policy value charge may be deducted by some other method if requested by the owner, and if such method is acceptable to Lincoln Life.

During the first 10 policy years, the policy value charge each month is .10% of the policy value; thereafter, the policy value charge is .0166666%. The policy value charge ceases when the insured reaches age 100.

OTHER POLICY CHARGES

A monthly administrative charge of $5.00 is deducted from the policy value on any monthly anniversary day when the policy value is less than $50,000. Cur-rently, no charge is made for transfers of amounts among the General Account and the subaccounts, although a maximum of $10 per transfer may be charged in the future. A withdrawal charge of $20 is deducted from the amount of any with-drawal of policy value other than full surrender of the policy. The monthly ad-ministrative charge, the transfer charge, and the withdrawal charge cease when the insured reaches age 100.

Lincoln Life also reserves the right to deduct from the policy value any amounts charged for federal or other Governmental income taxes that might re-sult from a change in the current tax laws. Current tax laws do not charge in-come taxes on the policy value.

CHARGES AGAINST THE SEPARATE ACCOUNT

Several charges are made directly or indirectly against the Separate Account and have the effect of reducing net investment results credited to the subaccounts.

FUND CHARGES AND EXPENSES. The investment advisor for each of the funds deducts a daily charge as a percent of the net assets in each fund as an asset manage-ment charge. Each of the funds also deducts a 12b-1 fee for Class 2 shares. These charges have the effect of reducing the investment results credited to the subaccounts.

Because the Separate Account purchases shares of the funds involved, the value of the net assets of the subaccounts of the Separate Account will reflect not only the charges and fees of the Investment Advisor, but also other miscellane-ous expenses incurred by those funds. The asset management charges, 12b-1 fees, miscellaneous expenses and total expenses for each of the funds are currently estimated, on the basis of their most recent fiscal year experience where ap-plicable, to be as follows:

                       Asset                    12b-1             Misc.
Fund                   Mgt. Charge*             Fees*             Expenses*             Total*
----------------------------------------------------------------------------------------------
Global Growth**            .69%                 .25%                .06%                1.00%
Growth                     .42%                 .25%                .02%                 .69%
International              .61%                 .25%                .08%                 .94%

                           Asset                  12b-1           Misc.
Fund                       Mgt. Charge*           Fees*           Expenses*           Total*
--------------------------------------------------------------------------------------------
Growth-Income                  .39%               .25%              .02%               .66%
Asset Allocation               .47%               .25%              .02%               .74%
High-Yield Bond                .50%               .25%              .03%               .78%
Bond                           .51%               .25%              .01%               .77%
U.S. Gov't/AAA-Rated           .51%               .25%              .02%               .78%
Cash Management                .45%               .25%              .02%               .72%

 * Expressed as an annual percentage of each fund's average daily net assets. ** New fund, with no prior fiscal year experience.

See the funds' prospectus for more complete information about the expenses of the funds.

MORTALITY AND EXPENSE RISK CHARGE. A daily mortality and expense risk charge currently equal to .0016438% (equivalent to an annual rate of .60%) of the daily net assets of the Separate Account is imposed. This charge is guaranteed not to exceed .00246575% (equivalent to an annual rate of .90%).

The mortality risk assumed is that insureds may live for a shorter period of time than estimated and, therefore, a greater amount of death benefits will be payable. The expense risk assumed is that expenses incurred in issuing and ad-ministering the policies will be greater than estimated.

REDUCTION OF CHARGES

The surrender charge, the policy value charge, and the monthly administrative charge set forth in this prospectus may be reduced because of special circum-stances that result in lower sales or administrative expenses. In particular, these charges will not be deducted on policies issued to employees and regis-tered representatives of any member of the selling group and their spouses and minor children, or to officers, directors, trustees or bona-fide full-time em-ployees of Lincoln National Corp. or The Capital Group Company, Inc. or their affiliated or managed companies (based on the owner's status at the time the policy was purchased). The amounts of any reductions will reflect the reduced sales and administrative expenses resulting from the special circumstances. Re-ductions will not be unfairly discriminatory against any person, including the affected policy owners and owners of all other policies funded by the Separate Account.

POLICY BENEFITS

DEATH BENEFIT

The initial death benefit is equal to the specified amount chosen by the owner. Lincoln Life may also impose certain limitations on the maximum specified amount allowable.

As long as the policy remains in force (see Policy lapse and reinstatement, page 11), Lincoln Life will, upon proof of the insured's death, pay the death benefit proceeds of the policy to the named beneficiaries. The proceeds may be paid in cash or under one or more of the payment options set forth in the policy. (See Proceeds and payment op-tions, page 12.) The death benefit proceeds payable will be increased by any unearned cost of insurance charge, and will be reduced by any outstanding loan and any due and unpaid charges. (See Policy lapse and reinstatement, page 11.)

The death benefit is the greater of the specified amount of the policy or a specified percentage of the policy value on or prior to the date of death. The specified percentage at any time is based on the attained age of the insured as of the beginning of the policy year.

* The specified percentages are shown in the table below:

Attained     Specified        Attained       Specified        Attained       Specified
age          percentage       age            percentage       age            percentage
---------------------------------------------------------------------------------------
40 OR
YOUNGER         250%          59                134%           91               104%
41              243           60                130            92               103
42              236           61                128            93               102
43              229           62                126            94               101
44              222           63                124            95 OR            100
45              215           64                122            OLDER
46              209           65                120
47              203           66                119
48              197           67                118
49              191           68                117
50              185           69                116
51              178           70                115
52              171           71                113
53              164           72                111
54              157           73                109
55              150           74                107
56              146           75                105
57              142           THROUGH
58              138           90

EXAMPLES. For this example, assume that the insured is under the age of 40 and that there is no outstanding policy loan. A policy with a specified amount of $250,000 will generally pay $250,000 in life insurance death benefits. Howev-er, because the life insurance death benefit cannot be less than 250% (the ap-plicable specified percentage) of policy value, any time the policy value of this policy exceeds $100,000, the life insurance death benefit will exceed the $250,000 specified amount. If the policy value equals or exceeds $100,000, each additional dollar added to the policy value will increase the life insur-ance death benefit by $2.50. Thus, for a policy with a specified amount of $250,000 and a policy value of $200,000, the beneficiary will be entitled to a life insurance death benefit of $500,000 (250% x $200,000); a policy value of $300,000 will yield a life insurance death benefit of $750,000 (250% x $300,000); a policy value of $500,000 will yield a life insurance death bene-fit of $1,250,000 (250% x $500,000). Similarly, so long as policy value ex-ceeds $100,000, each dollar withdrawn from the policy value will reduce the life insurance death benefit by $2.50. If at any time the policy value multi-plied by the specified percentage is less than the specified amount, the life insurance death benefit will equal the specified amount of the policy.

The above example describes a scenario which includes favorable investment performance. In addition, the applicable percentage of 250% that is used is for ages 40 or younger. Because the applicable percentage decreases as the at-tained age increases, the impact of the applicable percentage on the death benefit payment levels will be lessened as the attained age progresses beyond age 40.

POLICY CHANGES

The specified amount may not be voluntarily increased or decreased. However, withdrawals reduce the specified amount by an amount proportionate to the amount of policy value withdrawn. For example, if 10% of the policy value is withdrawn, the specified amount will be reduced by 10% of the specified amount.

POLICY VALUE

The policy provides for the accumulation of policy value. The policy value will vary with the investment performance of the General Account and of the Separate Account, as well as other factors. In particular, policy value also depends on any premiums received, any policy loans, and withdrawals, and any charges and deductions assessed the policy. The policy has no guaranteed mini-mum policy value or net cash surrender value.

On the policy date, the policy value will be the initial premium, minus the sum of the following: the cost of insurance for the first month, the monthly administrative charge (if any), and the policy value charge for the first month.

On each monthly anniversary day, the policy value is equal to the sum of the following:

 a. The policy value on the preceding day;

 b. Any increase due to net investment results in the value of the subaccounts to which the investment amount is allocated;

 c. Interest at not less than the rate shown on the policy schedule on amounts allocated to the General Account;

 d. Interest at not less than the rate shown on the policy schedule on any outstanding loan amount; and

 e. Any premiums received since the preceding day.

Minus the sum of the following:

 f. Any decrease due to net investment results in the value of the subaccounts to which the investment amount is allocated;

 g. Any withdrawals;

 h. Any amount charged against the investment amount for federal or other gov-ernmental income taxes;

 i. The cost of insurance for the following month;

 j. The monthly administrative charge, if any, for the following month;

 k. The policy value charge for the following month; and

 l. Any charges for extra benefits.

On any day other than a monthly anniversary day, the policy value is equal to the sum of the following:

 a. The policy value on the preceding day;

 b. Any increase due to net investment results in the value of the subaccounts to which the investment amount is allocated;

 c. Interest at not less than the rate shown on the policy schedule on amounts allocated to the General Account;

 d. Interest at not less than the rate shown on the policy schedule on any outstanding loan amount; and

 e. Any net premiums received since the preceding day.

Minus the sum of the following:

 f. Any decrease due to net investment results in the value of the subaccounts to which the investment amount is allocated;

 g. Any withdrawals; and

 h. Any amount charged against the investment amount for federal or other gov-ernmental income taxes.

The charges and deductions described above are further discussed in Charges and deductions, page 7.

NET INVESTMENT RESULTS. The net investment results are the changes in the unit values of the subaccounts from the previous valuation day to the current day. The net investment results are equal to the per unit change in the market value of each fund's assets, reduced by the per unit share of the asset man-agement charge, the 12b-1 fee, any miscellaneous expenses incurred by the fund, and the mortality and expense risk charge for the period, and increased by the per unit share of any dividends credited by the fund to the subaccount during the period.

The value of the assets in the funds will be taken at their fair market value in accordance with accepted accounting practices and applicable laws and regu-lations.

The charges listed above are explained further in Charges against the separate account, page 8.

TRANSFER BETWEEN SUBACCOUNTS

Any time after the record date, the owner may request to transfer an amount from one subaccount to another. The request to transfer funds must be in writ-ing on a form suitable to Lincoln Life. Transfers may be made by telephone re-quest only if the owner has previously authorized telephone transfer in writ-ing on a form suitable to Lincoln Life. Lincoln Life will follow reasonable procedures to determine that the telephone requester is authorized to request such transfer, including requiring certain identifying information contained in the written authorization. If such procedures are followed, Lincoln Life will not be liable for any loss arising from any telephone transfer. Transfers will take effect on the date that the request in writing or by telephone is received at the Home Office of Lincoln Life. The minimum amount which may be transferred between subaccounts is $100. The maximum number of transfers al-lowed in a policy year is twelve. A transfer charge of $10 is made for each transfer and may be deducted from the amount transferred; however, the trans-fer charge is currently being waived for all transfers.

TRANSFER TO AND FROM THE GENERAL ACCOUNT

Any time after the record date, the owner may also request to transfer amounts from the Separate Account to the General Account. However, transfers from the General Account to the Separate Account are subject to some restrictions. A maximum of 20% of the policy value allocated to the General Account may be transferred to the Separate Account in any period of 12 consecutive months. However, as a current practice, the 20% maximum transfer limitation does not apply for the first six policy months. There is no minimum transfer amount; however, if the amount allocated to theGeneral Account is $500 or less, the owner may transfer the entire allocated amount out of the General Account. A transfer charge of $10 is made for each transfer and may be deducted from the amount transferred; however, the transfer charge is currently being waived for all transfers.

WITHDRAWALS

Anytime during the lifetime of the insured, a cash withdrawal may be made from the policy value. The amount and timing of the withdrawal is subject to cer-tain limitations. The minimum withdrawal is $1000 and only one withdrawal may be made during a policy year. During the first 10 policy years, the maximum withdrawal is 10% of the net cash surrender value at the time of the withdraw-al. The owner should be aware that withdrawals may result in tax liability. Withdrawals other than full surrender of the policy incur a $20 withdrawal charge.

Withdrawals reduce the specified amount by an amount proportionate to the amount of policy value withdrawn. For example, if 10% of the policy value is withdrawn, the specified amount will be reduced by 10% of the specified amount. Ordinari-ly, the amount of any withdrawal will be deducted from the General Account and subaccounts in proportion to the values of each.

LOANS

At any time while the policy is in force the owner may make written request for a loan against the policy. A written loan agreement will be executed be-tween the owner and Lincoln Life. The policy will be the sole security for the loan, and the policy must be assigned to Lincoln Life as part of the loan agreement. Ordinarily, the loan will be processed within seven days from the date the request for a loan is received at the Home Office of Lincoln Life. Payments may be postponed under certain circumstances. (See Postponement of payments, page 13.)

A loan taken from, or secured by, a policy may have federal income tax conse-quences. In particular, adverse tax consequences may occur if the policy lapses with outstanding loans. (See Federal tax matters, pages 14-16.)

LOAN AMOUNT. The amount of all outstanding loans with interest may not exceed the policy value less surrender charge as of the date of the policy loan. If at any time the total of policy loans plus loan interest equals or exceeds the policy value less surrender charge, notice will be sent to the last known ad-dress of the owner, and any assignee of record, and the policy will enter into the grace period. If sufficient payment is not received within 61 days after notice is mailed, the policy will lapse and terminate without value. (See Pol-icy lapse and reinstatement, page 11.) In addition, the presence of any out-standing policy loan negates the no lapse benefit (if present) until the loan is repaid.

LOAN INTEREST. Interest on any loan will be payable annually in arrears at an annual rate of 6.0%. Any interest not paid when due will be added to the loan amount and will bear interest at the same policy loan rate.

DEDUCTION OF LOAN AND LOAN INTEREST. The amount of any loan or unpaid loan in-terest will be deducted from the General Account and the subaccounts and sub-sequently will earn interest at the then currently declared annual rate, which may not be less than the annual rate of 4.0%. The current annual rate is 6.0%. The amount will remain a part of the policy value, but will not be increased or decreased by investment results in the Separate Account. Therefore, the policy value could be more or less than what it would have been if the policy loan had not been made, depending on the investment results in the Separate Account compared to the interest credited on the loan. In this way, a loan may have a permanent effect upon both the policy value and the death benefit and may increase or decrease the potential for policy lapse. In addition, out-standing policy loans reduce the death benefit proceeds. Ordinarily, the amount of any loan or unpaid loan interest will be deducted from the General Account and subaccounts in proportion to the values of each. The deduction may be made by some other method if the owner requests it, and if such method is acceptable to Lincoln Life.

EFFECT OF LOANS ON POLICY CHARGES. The existence of a policy loan on a monthly anniversary day does not directly affect the calculation of the policy value charge, the cost of insurance charge, or the monthly administrative charge; these charges are currently determined by the policy value, which includes any policy loan. The mortality and expense risk charge, asset management expenses, 12b-1 fees, and miscellaneous funds expenses are not incurred on any policy loan.

LOAN REPAYMENTS. Loan repayments will ordinarily be allocated to the General Account and the subaccounts in accord with the most recent premium allocation. They may be allocated by some other method if the owner requests it, and if such method is acceptable to Lincoln Life. Any loan not repaid at the time of surrender of the policy or death of the insured will be deducted from the amount otherwise payable.

POLICY LAPSE AND REINSTATEMENT

Except during the period of any no lapse benefit, insurance coverage under the policy will be continued in force until the net cash surrender value is insuf-ficient to cover the monthly deductions. Lapse will only occur when the policy value less surrender charges and less outstanding policy loans is insufficient to cover the cost of insurance deductions and a grace period expires without a sufficient payment. Insurance coverage will continue during the grace period, but the policy will be deemed to have no policy value for purposes of policy loans and surrenders.

A grace period of 61 days will begin on the date Lincoln Life sends a notice of any shortfall to the last known address of the owner or any assignee. The owner must, during the grace period, make a payment sufficient to cover the monthly deductions and any other charges due under the policy until the end of the grace period. Failure to make a sufficient payment during the grace period will cause the policy to lapse. Any net cash surrender value will be returned to the owner. If the insured dies during the grace period, any due and unpaid monthly deductions will be deducted from the death benefit.

A lapsed policy may be reinstated at any time within five years after the date of lapse by submitting evidence of insurability satisfactory to Lincoln Life and a premium sufficient to keep the policy in force for two months. The ef-fective date of a reinstatement will be the first monthly anniversary day on or next following the day the application for reinstatement is approved.

NO LAPSE BENEFIT

Provided no outstanding loan existing on the policy, the policy provides a no lapse benefit. The no lapse benefit guarantees that the policy will not lapse prior to the no lapse benefit expiration date shown on the policy schedule. Currently, the no lapse benefit expires 10 years from the policy date if the issue age of the insured is age 75 or younger. For issue ages 76 and older, the no lapse benefit expires 1 year from the policy date. Lincoln Life may at any time lengthen or shorten the no lapse benefit for future new policies, but will not unfairly discriminate among policy owners in determining the length of the no lapse benefit.

SURRENDER OF THE POLICY

The owner may surrender the policy at any time during the lifetime of the in-sured and receive the net cash surrender value. The net cash surrender value is equal to the policy value minus any surrender charge, minus any outstanding loan and minus any unpaid loan interest. The request must be made in writing on a form suitable to Lincoln Life. The request will be effective the date the request is received in the Home Office of Lincoln Life, or at a later date if so requested by the owner. Ordinarily, the surrender will be processed within seven days from the date the request for surrender is received at the Home Of-fice of Lincoln Life. The tax treatment of a surrendered policy is discussed under Federal tax matters, pages 14-16.

PROCEEDS AND PAYMENT OPTIONS

PROCEEDS. The amount payable under the policy on the surrender of the policy, or upon the death of any insured person, is called the proceeds of the policy.

The proceeds to be paid on the death of the insured will be the death benefit minus any outstanding policy loan, and minus any unpaid loan interest. The proceeds to be paid on the surrender of the policy will be the net cash sur-render value.

Any amount to be paid at the death of the insured or any other termination of this policy will be paid in one sum unless otherwise provided. Interest will be paid on this amount from date of death to date of payment at a specified rate, not less than that required by law. All or part of the sum of this amount and such interest credited to date of payment will be applied to any payment option.

To the extent allowed by law, proceeds are not to be subject to any claims of a beneficiary's creditors.

PAYMENT OPTIONS. Upon written request, all or part of the proceeds and inter-est credited thereon may be applied to any payment option available from Lin-coln Life at the time payment is to be made. Under certain conditions, payment options will only be available with the consent of Lincoln Life. Such condi-tions will exist if the proceeds to be settled under any option are $2,500 or less, or if any installment or interest payment is $25 or less. In addition, if any payee is a corporation, partnership, association, trustee, or assignee, approval by Lincoln Life is needed before any proceeds can be applied to a payment option.

The owner may elect any payment option while the insured is alive and may change that election if that right has been reserved. When the proceeds become payable to a beneficiary, the beneficiary may elect any payment option if the proceeds are available to the beneficiary in one sum.

The option date is any date the policy terminates under the termination provi-sion.

Any proceeds payable under the policy may also be settled under any other method of settlement offered by Lincoln Life on the option date. Additional interest as determined by Lincoln Life may be paid or credited from time to time in addition to the payments guaranteed under a payment option.

When proceeds become payable under a payment option, a payment contract will be issued to the payee in exchange for the policy. Such payment contract may not be assigned. Any change in payment option may be made only if it is pro-vided for in the payment contract. Under some of the payment options, proceeds may be withdrawn under such payment option if provided for in the payment con-tract. The amount to be withdrawn varies by the payment option.

GENERAL PROVISIONS

THE CONTRACT

The entire contract consists of the policy plus the application and any sup-plemental application, plus any riders, plus any amendments. The policy is is-sued in consideration of the application and payment of the initial premium. Only statements in the application and any supplemental applications can be used to contest the validity of the policy or defend a claim. These statements are, in the absence of fraud, considered representations and not warranties. A change in the policy will be binding on Lincoln Life only if the change is in writing and the change is made by the President, Vice President, Secretary, or Assistant Secretary of Lincoln Life.

The policy is nonparticipating; it will not share in the profit or surplus earnings of Lincoln Life.

SUICIDE

If the insured commits suicide, while sane or insane, within two years from the policy date, the total liability of Lincoln Life under the policy will be the premiums paid, minus any policy loan, and minus any loan interest due.

If the insured commits suicide, while sane or insane, within two years from the effective date of any rein-statement, our total liability with respect to such reinstatement will be the premiums paid, minus any withdrawals, since the effective date of the rein-statement, minus any policy loan plus loan interest thereon.

REPRESENTATIONS AND CONTESTABILITY

All statements made in an application by, or on behalf of, the insured will, in the absence of fraud, be deemed representations and not warranties. State-ments may be used to contest a claim or validity of the policy only if these statements are contained in the application for issue, reissue, or reinstate-ment, or in any supplemental application, and a copy of that application or supplemental application is attached to the policy. The policy will not be contestable after it has been in force for two years during the lifetime of the insured. Also, any reinstatement will not be contestable after that rein-statement has been in force two years from its effective date during the life-time of the insured. Any contest will then be based only on the application for the reinstatement and will be subject to the same conditions as for con-test of the policy.

INCORRECT AGE OR SEX

If there is an error in the age or sex of the insured, the excess of the death benefit over the policy value will be adjusted as necessary to that which would be purchased by the most recent cost of insurance charge at the correct age and sex.

CHANGE OF OWNER OR BENEFICIARY

The owner of the policy is the owner identified in the application, or a suc-cessor. All rights of the owner belong to the owner while the insured is alive. The rights pass to the estate of the owner if the owner dies before the insured. The owner may transfer all ownership rights and privileges to a new owner. The request must be in writing on a form suitable to Lincoln Life. The change will be effective the day that the request is received in the Home Of-fice of Lincoln Life. Lincoln Life will not be responsible for any payment or other action taken before having recorded the transfer. A change of ownership will not, in and of itself, affect the interest of any beneficiary. A change of ownership may have tax consequences.

The beneficiary is identified in the application for the policy, and will re-ceive the proceeds when the insured dies. The beneficiary may be changed by the owner while the insured is alive, and provided that any prior designation does not prohibit such a change. A change will revoke any prior designation of the beneficiary. The request to change beneficiary must be in writing on a form suitable to Lincoln Life. Lincoln Life reserves the right to require the policy for endorsement of the change of beneficiary designation.

If not otherwise provided, the interest of any beneficiary who dies before the insured will pass to any other beneficiaries according to their interest. Fur-thermore, if no beneficiary survives the insured, the proceeds will be paid in one sum to the owner, if living. If the owner is not living, the proceeds will be paid to the owner's estate.

ASSIGNMENT

Any assignment of the policy will not be binding on Lincoln Life unless it is in writing on a form suitable to Lincoln Life and is received at the Home Of-fice. Lincoln Life will not be responsible for the validity of any assignment, and reserves the right to require the policy for endorsement of any assign-ment. An assignment of the policy may have tax consequences.

REPORTS AND RECORDS

Lincoln Life will maintain all records relating to the Separate Account. Lin-coln Life will mail to the owner at least once each year a report, without charge, which will show the current policy value, the current net cash surren-der value, the current death benefit, any current policy loans, any premiums paid, any policy charges deducted, and any withdrawals made. The report will also include any other data that may be required where the contract is deliv-ered. In addition, Lincoln Life will pro- vide to policy owners semi-annually, or otherwise as may be required by regulations under the Investment Company Act of 1940, a report containing information about the operations of the funds.

Lincoln Life has entered into an agreement with Delaware Management Holdings, Inc., 2005 Market Street, Philadelphia, PA 19203, an affiliate of Lincoln Life, to provide accounting services to the Separate Account.

PROJECTION OF BENEFITS AND VALUES

At the owner's request, Lincoln Life will provide a report to the owner which shows projected future results. The request must be in writing on a form suit-able to Lincoln Life. The report will be comparable in format to those shown in Appendix B and will be based on assumptions in regard to the death benefit as may be specified by the owner, planned premium payments as may be specified by the owner, and such other assumptions as are necessary and specified either by the owner or Lincoln Life. A reasonable fee may be charged for this projec-tion.

POSTPONEMENT OF PAYMENTS

Payments of any amount payable on surrender, loan, withdrawal, or benefits payable at death may be postponed whenever: (i) the New York Stock Exchange is closed other than customary week-end and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Ex-change Commission; (ii) the Commission by order permits postponement for the protection of owners; or (iii) an emergency exists, as determined by the Com-mission, as a result of which disposal of securities is not reasonably practi-cal or it is not reasonably practical to determine the value of the Separate Account's net assets.

Transfers may also be postponed under such circumstances.

Requests for surrender, policy loan, or withdrawal of policy values attribut-able to a premium paid by check may be delayed until such time as the check has cleared the owner's bank.

ACCELERATED BENEFIT ELECTION RIDER

This rider is available to issue ages 0 through 80 and gives the owner the right to receive a portion of the death benefit prior to death if the insured is diagnosed as having an illness which with reasonable medical certainty will cause death within 12 months. Upon receipt of proof of loss, up to one-half of the eligible death benefit (as defined in the rider) may be advanced to the owner in cash as an initial accelerated benefit. A limited amount of subse-quent accelerated benefit is also available to pay premiums and interest charges required on the policy. The amount of all advanced accelerated bene-fits creates an interest-bearing lien against the death benefit otherwise pay-able at death. There is no cost of insurance for this rider, but an adminis-trative expense charge is payable upon application for benefits.

The availability of this rider is subject to approval by the State Insurance Department of the State in which the policy is issued, and is also subject to the current underwriting and issue procedures in place at the time of the ap-plication. The underwriting and issue procedures are subject to change without notice.

DISTRIBUTION OF THE POLICY

Lincoln Life intends to offer the policy in all jurisdictions where it is li-censed to do business. The principal business address of Lincoln Life is 1300 South Clinton Street, Fort Wayne, Ind. 46802. American Fund Distributors, Inc.
(AFD), the principal underwriter for the policies, is registered with the Se-curities and Exchange Commission as a broker-dealer, and is a member of the National Association of Securities Dealers (NASD). The principal business ad-dress of AFD is 333 S. Hope Street, 52nd Floor, Los Angeles, California 90071.

The policy will be sold by individuals who, in addition to being licensed as life insurance agents for Lincoln Life, are also its registered representa-tives. The policy will also be sold by properly licensed representatives of independent broker-dealers which in turn have selling agreements with AFD and have been appropriately licensed by state insurance departments as agents of Lincoln Life. These representatives ordinarily receive commissions and service fees up to 5.25% of all premiums paid, plus .25% of accumulated policy values in the second policy year and each year thereafter. The broker-dealer or local agency receives additional compensation on all premiums paid. In some situa-tions, the broker-dealer or local agency may elect to share its commission with the registered representative. Selling representatives may also be eligi-ble for bonuses and non-cash compensation if certain production levels are reached. All compensation is paid from Lincoln Life's resources.

FEDERAL TAX MATTERS

The following discussion is intended to provide a general description of the federal income tax considerations associated with the policy. It does not pur-port either to be complete or to cover all situations; this discussion is not intended to be taken as tax advice. Consult a qualified tax advisor for more complete information. This discussion is based upon Lincoln Life's understand-ing of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likeli-hood of continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service. Federal tax laws may change without notice and as a result the taxable consequences to the insured, policy owner, or beneficiary may be altered.

TAX STATUS OF THE POLICY

Section 7702 of the Internal Revenue Code of 1986, as amended (the Code) in-cludes a definition of a life insurance contract for Federal tax purposes. This definition can be satisfied by complying with either of two tests set forth in section 7702. Although the Secretary of the Treasury (the Treasury) is authorized to prescribe regulations interpreting the manner in which the tests under section 7702 are to be applied, such regulations have not been is-sued. In addition, section 7702 of the Code was amended by imposing certain modified requirements with respect to the mortality (i.e., cost of insurance) and other expense charges that are to be used in determining compliance of such contracts with section 7702. Guidance as to how these modified require-ments are to be applied is extremely limited. If a policy were determined not to be a life insurance contract for purposes of section 7702, such policy would not provide most of the tax advantages normally provided by a life in-surance contract.

The exchange of an existing life insurance policy entered into before October 21, 1988, might cause such a policy to be treated as entered into after Octo-ber 20, 1988, and in such circumstances, the policy would be subject to modi-fied mortality and other expense charge requirements. Accordingly, the owner of a policy entered into before October 21, 1988, should contact a competent tax advisor before exchanging or making any other change, to such a policy to determine whether the exchange or change would cause the policy to be treated as entered into after October 20, 1988.

For a policy that is issued on the basis of a select rate class, while there is some uncertainty due to the limited guidance on the modified section 7702 require-ment, Lincoln Life nonetheless believes that such a policy should meet the section 7702 definition of a life insurance contract. For a policy that is is-sued on a substandard basis (i.e., rate class involving higher than select mortality risk), there is even more uncertainty, in particular as to how the modified requirements are to be applied in determining whether such a policy meets the section 7702 definition of a life insurance contract. Thus, it is not clear whether or not such a policy would satisfy section 7702, particu-larly if the owner pays the full amount of premiums permitted under the poli-cy. If it is subsequently determined that a policy does not satisfy section 7702, Lincoln Life will take whatever steps are appropriate and necessary to cause such a policy to comply with section 7702, including possibly refunding any premiums paid that exceed the limitations allowable under section 7702 (together with interest or other earnings on any such premiums refunded as re-quired by law). For these reasons, Lincoln Life reserves the right to modify the policy as necessary to qualify it as a life insurance contract under sec-tion 7702.

Section 817(h) of the Code authorizes the Treasury to set standards by regula-tion or otherwise for the investments of the Separate Account to be "ade-quately diversified" in order for the policy to be treated as a life insurance contract for federal tax purposes. The Separate Account, through the various funds in which it invests, intends to comply with the diversification require-ments prescribed in Treasury Regulations, which affect how each fund's assets may be invested. Lincoln Life does not have control over the American Variable Insurance Series or its investments. Nonetheless, Lincoln Life believes that the funds will be operated in compliance with the requirements prescribed by the Treasury.

The regulations relating to diversification requirements do not provide guid-ance concerning the extent to which policy owners may direct their investments to the subaccounts of a Separate Account. When additional guidance is provid-ed, the policy may need to be modified to comply with such guidance. It is not clear what this additional guidance will provide nor whether it will be ap-plied on a prospective basis only. For these reasons, Lincoln Life reserves the right to modify the policy as necessary to prevent the owner from being considered the owner of the assets of the Separate Account or otherwise to qualify the policy for favorable tax treatment.

The Treasury Department has indicated that guidelines may be forthcoming under which a variable life contract will not be treated as a life insurance con-tract for tax purposes if the owner of the contract has excessive control over the investments underlying the contract. The issuance of such guidelines may require the company to impose limitations on a contract owner's right to con-trol the investment. It is not known whether any such guidelines would have a retroactive effect.

The following discussion assumes that the policy will qualify as a life insur-ance contract for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

1. IN GENERAL. Lincoln Life believes that the proceeds and cash value in-creases of a policy should be treated in a manner consistent with a fixed ben-efit life insurance policy for federal income tax purposes. Thus, the death benefit under the policy should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code.

The addition of additional insurance, a policy loan, a withdrawal, a lapse with outstanding indebtedness, exchange of a policy, or a surrender may have tax consequences depending upon the circumstances. In addition, federal estate and generation skipping transfer, and state and local estate inheritance, and other tax consequences of ownership or receipt of policy proceeds depend upon the circumstances of each owner or beneficiary. A competent tax advisor should be consulted for further information. Generally, the owner will not be deemed to be in constructive receipt of the cash value, including increments thereof, under the policy until there is a distribution. The tax consequences of dis-tributions from, and loans taken from or secured by, a policy depend on whether the policy is classified as a "Modified Endowment Contract" under sec-tion 7702A of the Code.

2. MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a Modified Endow-ment Contract depending upon the amount of premiums paid in relation to the death benefit provided under such policy. Because of the premium level contem-plated under the policies, all policies entered into after June 20, 1988 are or may become modified endowment contracts. In addition, if a policy is "mate-rially changed," it may be treated as a Modified Endowment Contract depending upon such relationship after such change. The premium limitation and material change rules for determining whether a policy is a Modified Endowment Contract are extremely complex. Moreover, due to the policy's flexibility, classifica-tion of a policy as a Modified Endowment Contract will depend upon the circum-stances of each policy. Accordingly, a prospective owner should contact a com-petent tax advisor before purchasing a policy to determine the circumstances in which the policy would be a Modified Endowment Contract. In addition, an owner should contact a competent tax advisor before paying any additional pre-mium or making any other change to, including an exchange of, a policy to de-termine whether such premium payment or change would cause the policy to be treated as a Modified Endowment Contract.

Lincoln Life will monitor premiums paid into each policy after the date of this prospectus to determine when a premium payment will exceed the 7-pay lim-itation and cause the policy to become a Modified Endowment Contract. In sim-plified terms, the 7-pay limitation is satisfied only if the accumulated pre-miums paid under a policy do not at any time during the first seven policy years exceed the sum of the equal annual premiums that would have been paid for a similar policy providing for fully funded benefits at the end of the seven year period. If the owner has given Lincoln Life instructions that the policy should not be allowed to become a Modified Endowment Contract, any premiums in excess of the 7-pay limitation will first be applied to reduce any outstanding loan on the policy, and any further excess will be refunded to the owner within 7 days. If the owner has not given Lincoln Life instructions to the contrary, however, the premium will be paid into the policy and a letter of notification of Modi-fied Endowment Contract status will be sent to the owner. The letter of noti-fication will include the available options, if any, for remedying the Modi-fied Endowment Contract status of the policy.

3. DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS. Policies classified as modified endowment contracts are subject to the follow-ing tax rules: First, all distributions, including withdrawals and distribu-tions upon surrender, from such a policy are treated as ordinary income sub-ject to tax up to the amount equal to the excess (if any) of the cash value immediately before the distribution over the investment in the policy (de-scribed below) at such time. Second, loans taken from, or secured by, such a policy are treated as distributions from such a policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a policy that is in-cluded in income except where the distribution or loan is made on or after the owner attains age 59 1/2, is attributable to the owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life of the owner or the joint lives of the owner and the owner's beneficiary.

4. DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS. Distributions from a policy that is not classified as a Modified Endowment Contract are generally treated as first recovering the investment in the pol-icy (described below) and then, only after the return of all such investment in the policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the specified amount, or any other change that reduces benefits under the policy in the first 15-years after the policy is issued and that results in a cash distribution to the owner in order for the policy to continue complying with the section 7702 definitional lim-its. In that case, such distribution will be taxed in whole or in part as or-dinary income (to the extent of any gain in the policy) under rules prescribed in section 7702.

Loans from, or secured by, a policy that is not a Modified Endowment Contract are not treated as distributions. Instead, such loans are treated as indebted-ness of the owner.

Upon a complete surrender or lapse of a policy that is not a Modified Endow-ment Contract, if the amount received plus the amount of indebtedness exceeds the total investment in the policy, the excess will generally be treated as ordinary income subject to tax.

Finally, neither distributions (including withdrawals and distributions upon surrender or lapse) nor loans from, or secured by, a policy that is not a Mod-ified Endowment Contract are subject to the 10 percent additional income tax.

5. POLICY LOAN INTEREST. Generally, interest paid on any loan under a policy which is owned by an individual is not deductible after 1990. In addition, in-terest on any loan under a policy owned by a taxpayer and covering the life of any individual who is an officer of or is financially interested in the busi-ness carried on by that taxpayer will not be tax deductible to the extent the aggregate amount of such loans with respect to contracts covering such indi-vidual exceeds $50,000. No amount of policy loan interest is, however, deduct-ible if the policy was deemed for federal tax purposes to be a single premium life insurance contract. For interest paid or accrued after October 13, 1996, additional rules apply which may reduce or eliminate any interest deduction. The owner should consult a competent tax advisor concerning the rules and lim-itations.

6. INVESTMENT IN THE POLICY. Investment in the policy means (i) the aggregate amount of any premiums or other consideration paid for a policy, minus (ii) the aggregate amount received under the policy which is excluded from the gross income of the owner (except that the amount of any loan from, or secured by, a policy that is a Modified Endowment Contract, to the extent such amount is excluded from gross income, will be disregarded), plus, (iii) the amount of any loan from, or secured by, a policy that is a Modified Endowment Contract to the extent that such amount is included in the gross income of the owner.

7. MULTIPLE POLICIES. All Modified Endowment Contracts that are issued by Lin-coln Life (or its affiliates) to the same owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in gross income under section 72(e) of the Code.

8. TAXATION OF ACCELERATED BENEFIT ELECTION RIDER. Lincoln Life believes that any benefits paid under the Accelerated Benefit Election Rider generally will be excludable from the recipient's income.

TAXATION OF THE SEPARATE ACCOUNT

Lincoln Life does not initially expect to incur any income tax upon the earn-ings or the realized capital gains attributable to the Separate Account. Based upon these expectations, no charge is being made currently to the Separate Ac-count for federal income taxes which may be attributable to the Separate Ac-count. If, however,

Lincoln Life determines that it may incur such taxes, it may assess a charge for those taxes from the policy.

VOTING RIGHTS

To the extent required by law, Lincoln Life will vote shares of the funds held in the Separate Account at regular and special shareholder meetings of the funds in accordance with instructions received from persons having voting in-terests in the Separate Account. If, however, the Investment Company Act of l940 or any regulation thereunder should be amended or if the present interpre-tation thereof should change, and as a result Lincoln Life determines that it is permitted to vote the fund shares in its own right, it may elect to do so.

The number of votes which each policy owner has the right to instruct will be determined as one vote for each $100 of policy value in each subaccount. Frac-tional shares will be allocated for amounts less than $100. The number of votes which the policy owner has the right to instruct will be determined as of the date coincident with the date established by the various series for determining shareholders eligible to vote at the meetings of the funds. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the funds. Lincoln Life will vote shares of each fund as to which no timely instructions are received in proportion to the vot-ing instructions which are received with respect to all policies participating in that fund. Each person having a voting interest will receive proxy material, reports and other materials relating to the appropriate portfolio.

DISREGARD OF VOTING INSTRUCTIONS. Lincoln Life may, when required by state in-surance regulatory authorities, disregard voting instructions if the instruc-tions require that the shares be voted so as to cause a change in the sub-clas-sification or investment objective of any of the series of a fund or to approve or disapprove an investment advisory contract for a fund. In addition, Lincoln Life itself may disregard voting instructions in favor of changes initiated by a policy owner in the investment policy or the investment advisor of a fund if Lincoln Life reasonably disapproves of such changes. A change would be disap-proved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or Lincoln Life determined that the change would have an adverse effect on its General Account in that the proposed investment policy for any fund may result in overly speculative or unsound investments. In the event Lincoln Life does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next semiannual report to policy owners.

STATE REGULATION OF LINCOLN LIFE AND THE SEPARATE ACCOUNT

Lincoln Life, a stock life insurance company organized under the laws of Indi-ana, is subject to regulation by the Insurance Department of the State of Indi-ana. An annual statement is filed with the Indiana Department of Insurance (De-partment) on or before March 1st of each year covering the operations and re-porting on the financial condition of Lincoln Life as of December 31 of the preceding year. Periodically, the Commissioner of Insurance examines the lia-bilities and reserves of Lincoln Life and the Separate Account and certifies their adequacy, and a full examination of Lincoln Life's operations is con-ducted by the Department at least once every five years.

In addition, Lincoln Life is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. Generally, the insurance department of any other state applies the laws of the state of domicile in determining permissible investments.

SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

Lincoln Life holds title to the assets of the Separate Account. The assets are kept physically segregated and held separate and apart from the General Account assets. Records are maintained of all purchases and redemptions of fund shares held by each subaccount. Additional protection is provided in the form of a blanket fidelity bond which covers directors and employees of Lincoln Life. The bond, which was issued by Fidelity and Deposit Company of Maryland covers up to $25,000,000.

The funds do not issue certificates. Thus, Lincoln Life holds the Separate Ac-count's assets in an open account in lieu of stock certificates.

LEGAL PROCEEDINGS
[TO BE UPDATED]

There are no material legal or administrative proceedings pending or known to be contemplated, other then ordinary routine litigation incidental to the busi-ness, to which Lincoln Life or the Separate Account are a party or to which the assets of the Separate Account are subject. The principal underwriter, AFD, is not engaged in any material litigation of any nature.

EXPERTS

The financial statements of the Separate Account and the financial statements and schedules of Lincoln Life appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports which also appear elsewhere in this document and in the registration statement. The financial statements and schedules audited by Ernst & Young LLP have been included in this document in reliance on their reports given on their authority as experts in accounting and auditing.

Actuarial matters included in this prospectus have been examined by Denis G. Schwartz, FSA as stated in the opinion filed as an exhibit to the registration statement.

ADDITIONAL INFORMATION

A registration statement has been filed with the Securities and Exchange Com-mission, under the Securities Act of l933, as amended, with respect to the pol-icy offered hereby. This prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the reg-istration statement, to all of which reference is made for further information concerning the Separate Account, Lincoln Life and the policy offered hereby. Statements contained in this prospectus as to the contents of the policy and other legal instruments are summaries. For a complete statement of the terms thereof reference is made to such instruments as filed.

[FINANCIAL STATEMENTS TO BE FILED BY AMENDMENT]

APPENDIX A

Executive officers and directors
Lincoln National Life Insurance Co.

 Name, address and position(s)
 with registrant                   Principal occupations last five years
-------------------------------------------------------------------------------
 NANCY J. ALFORD                   Vice President [4/96-present], (formerly
 Vice President                    Second Vice President [1/90-4/96]), Lincoln
                                   National Life Insurance Co.
-------------------------------------------------------------------------------
 ROLAND C. BAKER                   President [1/95-present], First Penn-Pacific
 Vice President and Director       Life Insurance Co. Formerly: Chairman and
 1801 S. Meyers Road               CFO [7/88-1/95], Baker, Ralish, Shipley &
 Oakbrook Terrace, Ill. 60181      Politzer, Inc.
-------------------------------------------------------------------------------
 JON A. BOSCIA                     President and Chief Executive Officer
 President, Director and           [10/96-present] (formerly Chief Operating
 Chief Executive Officer           Officer [5/94-10/96]), Lincoln National Life
                                   Insurance Co. Formerly: President [7/91-
                                   5/94] Lincoln Investment Management Inc.
-------------------------------------------------------------------------------
 C. LAWRENCE EDRIS                 Vice President [3/94-Present] (formerly
 Vice President                    Senior Vice President [11/87-3/94]), Lincoln
                                   National Life Insurance Co.
-------------------------------------------------------------------------------
 MELANIE T. HALL                   Vice President [1/96-Present] (formerly
 Vice President                    Second Vice President [6/95-1/96]), Lincoln
                                   National Life Insurance Co. Formerly:
                                   Assistant Vice President [1/95-6/95], LNC
                                   Equity Sales Corporation, Assistant Vice
                                   President [12/93-1/95], Lincoln Investment
                                   Management, Inc.; Assistant Vice President
                                   [12/92-12/93], Lincoln National Life
                                   Insurance Co.
-------------------------------------------------------------------------------
 J. MICHAEL HEMP                   President [11/96-Present], Lincoln Financial
 Vice President                    Advisors Corp.; Vice President [10/95-
                                   Present], Lincoln National Life Insurance
                                   Co. Formerly: Regional Chief Executive
                                   Officer [11/79-10/95], Lincoln Dallas RMO.
-------------------------------------------------------------------------------
 JACK D. HUNTER                    Executive Vice President [5/86-Present] and
 Executive Vice President, General General Counsel [3/75-Present], Lincoln
 Counsel and Director              National Corporation and Executive Vice
 200 East Berry Street             President [8/86-Present] and General Counsel
 Fort Wayne, Ind. 46802            [3/75-Present], The Lincoln National Life
                                   Insurance Company
-------------------------------------------------------------------------------
 STEPHEN H. LEWIS                  Senior Vice President, [5/94-present]
 Vice President                    Lincoln National Life Insurance Co.
                                   Formerly: President [2/85-5/94], First Penn-
                                   Pacific Life Insurance Co.
-------------------------------------------------------------------------------
 H. THOMAS MCMEEKIN                President [5/94-present], Lincoln Investment
 Director                          Management, Inc. (formerly Executive Vice
 200 East Berry Street             President [2/92-11/92], Senior Vice
 Fort Wayne, Ind. 46802            President [11/87-2/92]; Executive Vice
                                   President [5/94-Present], Lincoln National
                                   Corporation (formerly Senior Vice President
                                   [11/92-5/94])
-------------------------------------------------------------------------------
 IAN M. ROLLAND                    Chairman [1/92-present], Chief Executive
 Director                          Officer [5/77-present] and President [12/75-
 200 East Berry Street             1/92], Lincoln National Corp. Formerly:
 Fort Wayne, Ind. 46802            Chairman [1/92-5/94], Chief Executive
                                   Officer [7/77-5/94] and President [3/83-
                                   1/93], Lincoln National Life Insurance Co.
-------------------------------------------------------------------------------
 ARTHUR S. ROSS                    Vice President [8/91-present], Lincoln
 Vice President                    National Life Insurance Co.
-------------------------------------------------------------------------------

APPENDIX A CONTINUED

Executive officers and directors
Lincoln National Life Insurance Co.

 Name, address and position(s)
 with applicant                          Principal occupations last five years
-------------------------------------------------------------------------------
 LAWRENCE T. ROWLAND                     Executive Vice President [10/96-
 Executive Vice President and            present] (formerly Senior Vice
 Director                                President [1/93-10/96], Vice President
 One Reinsurance Place                   [10/91-1/93]), Lincoln National Life
 1700 Magnavox Way                       Insurance Co.
 Fort Wayne, Ind. 46804
-------------------------------------------------------------------------------
 KEITH J. RYAN                           Vice President, Chief Financial
 Vice President, Chief Financial Officer Officer and Assistant Treasurer [1/96-
 and Assistant Treasurer                 present]. Formerly: Controller [6/95-
                                         12/95], Business Controls Director
                                         [11/90-6/95], Lincoln National Life
                                         Insurance Co.
-------------------------------------------------------------------------------
 RICHARD C. VAUGHAN                      Executive Vice President and Chief
 Director                                Financial Officer [1/95-present]
 200 East Berry Street                   (formerly Senior Vice President [6/92-
 Fort Wayne, Ind. 46802                  1/95]), Lincoln National Corp.
-------------------------------------------------------------------------------
 MICHAEL R. WALKER                       Vice President [1/96-present], Lincoln
 Vice President                          National Life Insurance Co. Formerly:
                                         Vice President [3/96-1/96], Employers
                                         Health Insurance Co.; Vice President
                                         [7/85-3/93], Baker Hughes, Inc.
-------------------------------------------------------------------------------
 ROY V. WASHINGTON                       Vice President [7/96-present], Lincoln
 Vice President                          National Life Insurance Co. (formerly,
                                         Associate Counsel [2/95-7/96]).
                                         Formerly: Director of Compliance
                                         [8/94-2/95], Lincoln Investment
                                         Management, Inc.; Compliance
                                         Consultant [8/89-8/94], Lincoln
                                         National Corp.
-------------------------------------------------------------------------------
 MICHAEL L. WRIGHT                       Senior Vice President [3/95-present],
 Senior Vice President                   Lincoln National Life Insurance Co.
                                         Formerly: Executive Vice President and
                                         Chief Operating Officer [11/88-3/95],
                                         The Associate Group.
-------------------------------------------------------------------------------

APPENDIX B

Illustrations of policy values

The following tables have been prepared to help show how values under the pol-icy change with investment performance. The tables show death benefits, policy values, and net cash surrender values for each of the first 10 policy years, and for every five year period thereafter through the thirtieth policy year, assuming that the return on the assets invested in the account were a uniform, gross, after tax, annual rate of 0%, 6%, and 12%. The actual death benefits and net cash surrender values would be different from those shown if a different classification was used or if the gross annual returns averaged 0%, 6%, and 12% but fluctuated over and under those averages throughout the years.

The death benefits and net cash surrender values shown on pages using current charges are approximately those likely to be provided under the policy for the investment returns indicated, assuming that the current cost of insurance charges are deducted. Although the contract allows for maximum cost of insur-ance charges specified in the 1980 Commissioners Standard Ordinary Mortality Table, Lincoln Life expects that it will continue to charge the current cost of insurance charges for the indefinite future. The figures shown on pages using guaranteed maximum charges show the death benefits and net cash surrender val-ues which would result if the guaranteed maximum cost of insurance charges were deducted. However, these are primarily of interest only to show by comparison the benefits of the lower current cost of insurance charges.

In each of the illustrations an assumed gross annual return is indicated. The gross annual return used in the illustrations are then reduced by the asset management charge (current average .51%), the mortality and expense risk charge (.60% current, .90% guaranteed maximum), 12b-1 fees (.25%), and other expenses incurred by the funds including printing, mailing, Directors' fees, etc. (cur-rent average .03%) so that the actual numbers in the illustrations are net of these charges and expenses.

AMERICAN LEGACY ESTATE BUILDER

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
Male issue age 45, Select Tobacco
$32,890 specified amount
$10,000 initial premium using current charges

                    Death benefit                 Policy value                  Net cash surrender value
        Premiums    ----------------------------- ----------------------------- ----------------------------
        accumulated assuming hypothetical         assuming hypothetical         assuming hypothetical
End of  at 5%       gross annual return of        gross annual return of        gross annual return of
policy  interest    ----------------------------- ----------------------------- ----------------------------
year    per year    0% gross  6% gross 12% gross  0% gross  6% gross 12% gross  0% gross 6% gross 12% gross
------------------------------------------------------------------------------------------------------------
 1       $ 10,500    $32,890  $32,890  $   32,890  $9,568   $10,144  $   10,719  $8,918  $ 9,494  $   10,069
 2         11,025     32,890   32,890      32,890   9,152    10,291      11,495   8,502    9,641      10,845
 3         11,576     32,890   32,890      32,890   8,752    10,441      12,331   8,152    9,841      11,731
 4         12,155     32,890   32,890      32,890   8,366    10,594      13,232   7,766    9,994      12,632
 5         12,763     32,890   32,890      32,890   7,995    10,751      14,204   7,445   10,201      13,654
------------------------------------------------------------------------------------------------------------
 6         13,401     32,890   32,890      32,890   7,638    10,910      15,253   7,088   10,360      14,703
 7         14,071     32,890   32,890      32,890   7,294    11,073      16,388   6,794   10,573      15,888
 8         14,775     32,890   32,890      32,890   6,963    11,239      17,620   6,463   10,739      17,120
 9         15,513     32,890   32,890      32,890   6,645    11,408      18,963   6,195   10,958      18,513
10         16,289     32,890   32,890      32,890   6,338    11,581      20,430   5,888   11,131      19,980
------------------------------------------------------------------------------------------------------------
15         20,789     32,890   32,890      42,290   5,230    13,151      31,559   5,230   13,151      31,559
20         26,533     32,890   32,890      59,896   4,266    14,977      49,095   4,266   14,977      49,095
25         33,864     32,890   32,890      89,033   3,429    17,101      76,753   3,429   17,101      76,753
30         43,219     32,890   32,890     128,981   2,701    19,574     120,543   2,701   19,574     120,543
40         70,400     32,890   32,890     315,884   1,518    25,798     300,842   1,518   25,798     300,842
------------------------------------------------------------------------------------------------------------
50        114,674     32,890   35,278     739,808     624    34,928     732,483     624   34,928     732,483
60        186,792     32,890   53,439   1,957,571     245    53,439   1,957,571     245   53,439   1,957,571
70        304,264     32,890   83,228   5,284,216     213    83,228   5,284,216     213   83,228   5,284,216

The hypothetical gross annual returns shown above and elsewhere in this pro-spectus are illustrative only and should not be deemed a representation of past or future gross annual returns. Actual gross annual returns may be more or less than those shown. The death benefits and cash value for a contract would be different from those shown if the actual gross annual returns aver-aged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Lincoln Life or any of the funds that these hypothetical gross an-nual returns can be achieved for any one year or sustained over any period of time. All values are net of the following charges: asset management = .51% (current average); 12b-1 fees = .25%; mortality and expense risk = .60%; and miscellaneous expense = .03%. Values illustrated are also net of cost of in-surance charges, monthly administrative charge, and policy value charge.

AMERICAN LEGACY ESTATE BUILDER

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male issue age 45, Select Tobacco
$32,890 specified amount
$10,000 initial premium using guaranteed charges

                    Death benefit                Policy value                 Net cash surrender value
        Premiums    ---------------------------- ---------------------------- ---------------------------
        accumulated assuming hypothetical        assuming hypothetical        assuming hypothetical
End of  at 5%       gross annual return of       gross annual return of       gross annual return of
policy  interest    ---------------------------- ---------------------------- ---------------------------
year    per year    0% gross  6% gross 12% gross 0% gross  6% gross 12% gross 0% gross 6% gross 12% gross
---------------------------------------------------------------------------------------------------------
 1        $10,500    $32,890  $32,890  $  32,890  $9,506   $10,084  $  10,662  $8,856   $9,434  $  10,012
 2         11,025     32,890   32,890     32,890   9,010    10,158     11,374   8,360    9,508     10,724
 3         11,576     32,890   32,890     32,890   8,509    10,220     12,141   7,909    9,620     11,541
 4         12,155     32,890   32,890     32,890   8,002    10,268     12,966   7,402    9,668     12,366
 5         12,763     32,890   32,890     32,890   7,488    10,302     13,857   6,938    9,752     13,307
---------------------------------------------------------------------------------------------------------
 6         13,401     32,890   32,890     32,890   6,963    10,318     14,819   6,413    9,768     14,269
 7         14,071     32,890   32,890     32,890   6,423    10,313     15,859   5,923    9,813     15,359
 8         14,775     32,890   32,890     32,890   5,866    10,284     16,985   5,366    9,784     16,485
 9         15,513     32,890   32,890     32,890   5,286    10,226     18,205   4,836    9,776     17,755
10         16,289     32,890   32,890     32,890   4,679    10,136     19,531   4,229    9,686     19,081
---------------------------------------------------------------------------------------------------------
15         20,789     32,890   32,890     39,732   1,258     9,617     29,651   1,258    9,617     29,651
20         26,533          0   32,890     55,407       0     7,504     45,416       0    7,504     45,416
25         33,864          0   32,890     81,043       0     1,927     69,865       0    1,927     69,865
30         43,219          0        0    115,662       0         0    108,095       0        0    108,095
40         70,400          0        0    274,915       0         0    261,824       0        0    261,824
---------------------------------------------------------------------------------------------------------
50        114,674          0        0    624,877       0         0    618,690       0        0    618,690
60        186,792          0        0  1,604,714       0         0  1,604,714       0        0  1,604,714
70        304,264          0        0  4,204,024       0         0  4,204,024       0        0  4,204,024

The hypothetical gross annual returns shown above and elsewhere in this pro-spectus are illustrative only and should not be deemed a representation of past or future gross annual returns. Actual gross annual returns may be more or less than those shown. The death benefits and cash value for a contract would be different from those shown if the actual gross annual returns averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual contract years. No representa-tions can be made by Lincoln Life or any of the funds that these hypothetical gross annual returns can be achieved for any one year or sustained over any pe-riod of time. All values are net of the following charges: asset manage-ment = .51% (current average); 12b-1 fees = .25%; mortality and expense risk = .90%; and miscellaneous expense = .03%. Values illustrated are also net of cost of insurance charge, monthly administrative charge, and policy value charge.

AMERICAN LEGACY ESTATE BUILDER

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male issue age 45, Non-Tobacco
$42,170 specified amount
$10,000 initial premium using current charges

                    Death benefit                Policy value                 Net cash surrender value
        Premiums    ---------------------------- ---------------------------- ----------------------------
        accumulated assuming hypothetical        assuming hypothetical        assuming hypothetical
End of  at 5%       gross annual return of       gross annual return of       gross annual return of
policy  interest    ---------------------------- ---------------------------- ----------------------------
year    per year    0% gross  6% gross 12% gross 0% gross  6% gross 12% gross 0% gross  6% gross 12% gross
----------------------------------------------------------------------------------------------------------
  1       $10,500    $42,170  $42,170  $  42,170  $9,626   $10,205  $  10,784  $8,976   $ 9,555  $  10,134
  2        11,025     42,170   42,170     42,170   9,264    10,416     11,634   8,614     9,766     10,984
  3        11,576     42,170   42,170     42,170   8,913    10,633     12,557   8,313    10,033     11,957
  4        12,155     42,170   42,170     42,170   8,573    10,855     13,557   7,973    10,255     12,957
  5        12,763     42,170   42,170     42,170   8,244    11,083     14,643   7,694    10,533     14,093
----------------------------------------------------------------------------------------------------------
  6        13,401     42,170   42,170     42,170   7,925    11,318     15,820   7,375    10,768     15,270
  7        14,071     42,170   42,170     42,170   7,616    11,558     17,097   7,116    11,058     16,597
  8        14,775     42,170   42,170     42,170   7,317    11,805     18,482   6,817    11,305     17,982
  9        15,513     42,170   42,170     42,170   7,028    12,059     19,984   6,578    11,609     19,534
 10        16,289     42,170   42,170     42,170   6,747    12,319     21,614   6,297    11,869     21,164
----------------------------------------------------------------------------------------------------------
 15        20,789     42,170   42,170     45,372   5,760    14,441     33,860   5,760    14,441     33,860
 20        26,533     42,170   42,170     65,396   4,876    16,985     53,603   4,876    16,985     53,603
 25        33,864     42,170   42,170     98,754   4,084    20,036     85,132   4,084    20,036     85,132
 30        43,219     42,170   42,170    144,753   3,375    23,694    135,283   3,375    23,694    135,283
 40        70,400     42,170   42,170    359,365   2,170    33,339    342,252   2,170    33,339    342,252
----------------------------------------------------------------------------------------------------------
 50       114,674     42,170   47,919    865,711   1,203    47,445    857,140   1,203    47,445    857,140
 60       186,792     42,170   73,036  2,290,717     740    73,036  2,290,717     740    73,036  2,290,717
 70       304,264     42,170  113,749  6,183,502     643   113,749  6,183,502     643   113,749  6,183,502

The hypothetical gross annual returns shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future gross annual returns. Actual gross annual returns may be more or less than those shown. The death benefits and cash value for a contract would be different from those shown if the actual gross annual return averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Lincoln Life or any of the funds that these hypothetical gross annual returns can be achieved for any one year or sustained over any period of time. All values are net of the following charges: asset management = .51% (current average); 12b-1 fees = .25%; mortality and expenses risk = .60%; and miscellaneous expense = .03%. Values illustrated are also net of cost of insurance charge, monthly administrative charge, and policy value charge.

AMERICAN LEGACY ESTATE BUILDER

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male issue age 45, Select Non-Tobacco
$42,170 specified amount
$10,000 initial premium using guaranteed charges

                    Death benefit               Policy value                Net cash surrender value
        Premiums    --------------------------- --------------------------- --------------------------
        accumulated assuming hypothetical       assuming hypothetical       assuming hypothetical
End of  at 5%       gross annual  return of     gross annual  return of     gross annual  return of
policy  interest    --------------------------- --------------------------- --------------------------
year    per year    0% gross 6% gross 12% gross 0% gross 6% gross 12% gross 0% gross 6%gross 12% gross
------------------------------------------------------------------------------------------------------
 1       $ 10,500   $ 42,170 $ 42,170 $  42,170 $ 9,545  $ 10,123 $  10,702 $ 8,895  $ 9,473 $  10,052
 2         11,025     42,170   42,170    42,170   9,092    10,242    11,459   8,442    9,592    10,809
 3         11,576     42,170   42,170    42,170   8,641    10,355    12,277   8,041    9,755    11,677
 4         12,155     42,170   42,170    42,170   8,190    10,460    13,160   7,590    9,860    12,560
 5         12,763     42,170   42,170    42,170   7,738    10,558    14,113   7,188   10,008    13,563
------------------------------------------------------------------------------------------------------
 6         13,401     42,170   42,170    42,170   7,283    10,647    15,144   6,733   10,097    14,594
 7         14,071     42,170   42,170    42,170   6,823    10,723    16,259   6,323   10,223    15,759
 8         14,775     42,170   42,170    42,170   6,354    10,784    17,463   5,854   10,284    16,963
 9         15,513     42,170   42,170    42,170   5,874    10,829    18,767   5,424   10,379    18,317
10         16,289     42,170   42,170    42,170   5,379    10,853    20,178   4,929   10,403    19,728
------------------------------------------------------------------------------------------------------
15         20,789     42,170   42,170    42,170   2,779    11,164    30,871   2,779   11,164    30,871
20         26,533          0   42,170    58,632       0    10,435    48,059       0   10,435    48,059
25         33,864          0   42,170    87,170       0     7,407    75,147       0    7,407    75,147
30         43,219          0        0   125,877       0         0   117,642       0        0   117,642
40         70,400          0        0   303,048       0         0   288,617       0        0   288,617
------------------------------------------------------------------------------------------------------
50        114,674          0        0   692,855       0         0   685,995       0        0   685,995
60        186,792          0        0 1,779,284       0         0 1,779,284       0        0 1,779,284
70        304,264          0        0 4,661,362       0         0 4,661,362       0        0 4,661,362

The hypothetical gross annual returns shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future gross annual returns. Actual gross annual returns may be more or less than those shown. The death benefits and cash value for a contract would be different from those shown if the actual gross annual returns average 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Lincoln Life or any of the funds that these hypothetical gross annual returns can be achieved for any one year or sustained over any period of time. All values are net of the following charges: asset management = .51% (current average); 12b-1 fees = .25%; mortality and expense risk = .90%; and miscellaneous expense = .03%. Values illustrated are also net of cost of insurance charge, monthly administrative charge, and policy value charge.

AMERICAN LEGACY ESTATE BUILDER

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
Female issue age 55, Select tobacco
$72,400 specified amount
$25,000 initial premium using current charges

                    Death benefit                Policy value                 Net cash surrender value
        Premiums    ---------------------------- ---------------------------- ---------------------------
        accumulated assuming hypothetical        assuming hypothetical        assuming hypothetical
End of  at 5%       gross annual return of       gross annual return of       gross annual return of
policy  interest    ---------------------------- ---------------------------- ---------------------------
year    per year    0% gross 6% gross 12% gross  0% gross 6% gross 12% gross  0% gross 6% gross 12% gross
---------------------------------------------------------------------------------------------------------
 1      $ 26,250    $72,400  $ 72,400 $   72,400 $24,008   $25,451 $   26,892 $22,383  $ 23,826 $  29,267
 2        27,563     72,400    72,400     72,400  23,054    25,912     28,932  21,429    24,287    27,307
 3        28,941     72,400    72,400     72,400  22,135    26,382     31,131  20,635    24,882    29,631
 4        30,388     72,400    72,400     72,400  21,250    26,862     33,503  19,750    25,362    32,003
 5        31,907     72,400    72,400     72,400  20,398    27,351     36,059  19,023    25,976    34,684
---------------------------------------------------------------------------------------------------------
 6        33,502     72,400    72,400     72,400  19,578    27,851     38,823  18,203    26,476    37,448
 7        35,178     72,400    72,400     72,400  18,789    28,361     41,835  17,539    27,111    40,585
 8        36,936     72,400    72,400     72,400  18,029    28,881     45,131  16,779    27,631    43,881
 9        38,783     72,400    72,400     72,400  17,298    29,412     48,742  16,173    28,287    47,617
10        40,722     72,400    72,400     72,400  16,593    29,954     52,753  15,468    28,829    51,628
---------------------------------------------------------------------------------------------------------
15        51,973     72,400    72,400     97,251  14,145    34,528     83,837  14,145    34,528    83,837
20        66,332     72,400    72,400    143,246  12,017    39,850    133,874  12,017    39,850   133,874
25        84,659     72,400    72,400    225,431  10,167    46,043    214,696  10,167    46,043   214,696
30       108,049     72,400    72,400    358,271   8,558    53,378    341,211   8,558    53,378   341,211
40       176,000     72,400    73,617    851,161   5,945    72,888    842,734   5,945    72,888   842,734
---------------------------------------------------------------------------------------------------------
50       286,685     72,400   112,388  2,252,217   4,558   112,388  2,252,217   4,558   112,388 2,252,217
60       466,980     72,400   175,037  6,079,576   3,962   175,037  6,079,576   3,962   175,037 6,079,576

The hypothetical gross annual returns shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future gross annual returns. Actual gross annual returns may be more or less than those shown. The death benefits and cash value for a contract would be different from those shown if the actual gross annual returns averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Lincoln Life or any of the funds that these hypothetical gross annual returns can be achieved for any one year or sustained over any period of time. All values are net of the following charges: asset management = .51% (current average); 12b-1 fees = .25%; mortality and expense risk = .60%; and miscellaneous expense = .03%. Values illustrated are also net of cost of insurance charge, monthly administrative charge, and policy value charge.

AMERICAN LEGACY ESTATE BUILDER

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Female issue age 55, Select Tobacco
$72,400 specified amount
$25,000 initial premium using guaranteed charges

                    Death benefit                Policy value                 Net cash surrender value
        Premiums    ---------------------------- ---------------------------- ----------------------------
        accumulated aassuming hypothetical       assuming hypothetical        assuming hypothetical
End of  at 5%       gross annual return of       gross annual return of       gross annual return of
policy  interest    ---------------------------- ---------------------------- ----------------------------
year    per year    0% gross  6% gross 12% gross 0% gross  6% gross 12% gross 0% gross  6% gross 12% gross
----------------------------------------------------------------------------------------------------------
 1       $ 26,250    $72,400  $72,400  $  72,400  $23,768  $25,215  $  26,663  $22,143  $23,590  $  25,038
 2         27,563     72,400   72,400     72,400   22,528   25,409     28,460   20,903   23,784     26,835
 3         28,941     72,400   72,400     72,400   21,281   25,580     30,408   19,781   24,080     28,908
 4         30,388     72,400   72,400     72,400   20,027   25,731     32,525   18,527   24,231     31,025
 5         31,907     72,400   72,400     72,400   18,761   25,859     34,830   17,386   24,484     33,455
----------------------------------------------------------------------------------------------------------
 6         33,502     72,400   72,400     72,400   17,476   25,956     37,339   16,101   24,581     35,964
 7         35,178     72,400   72,400     72,400   16,160   26,013     40,072   14,910   24,763     38,822
 8         36,936     72,400   72,400     72,400   14,796   26,015     43,047   13,546   24,765     41,797
 9         38,783     72,400   72,400     72,400   13,366   25,948     46,290   12,241   24,823     45,165
10         40,722     72,400   72,400     72,400   11,856   25,799     49,835   10,731   24,674     48,710
----------------------------------------------------------------------------------------------------------
15         51,973     72,400   72,400     90,197    3,249   25,052     77,756    3,249   25,052     77,756
20         66,332          0   72,400    130,883        0   20,431    122,320        0   20,431    122,320
25         84,659          0   72,400    202,916        0    5,014    193,253        0    5,014    193,253
30        108,049          0        0    317,700        0        0    302,572        0        0    302,572
40        176,000          0        0    732,524        0        0    725,271        0        0    725,271
----------------------------------------------------------------------------------------------------------
50        286,685          0        0  1,881,156        0        0  1,881,156        0        0  1,881,156
60        466,980          0        0  4,928,246        0        0  4,928,246        0        0  4,928,246

The hypothetical gross annual returns shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future gross annual returns. Actual gross annual returns may be more or less than those shown. The death benefits and cash value for a contract would be different from those shown if the actual gross annual returns averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Lincoln Life or any of the funds that these hypothetical gross annual returns can be achieved for any one year or sustained over any period of time. All values are net of the following charges asset manage-ment = .51% (current average); 12b-1 fees = .25%; mortality and expense risk = .90%; and miscellaneous expense = .03%. Values illustrated are also net of cost of insurance charge, monthly administrative charge, and policy value charge.

AMERICAN LEGACY ESTATE BUILDER

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
Female issue age 55, Select Non-Tobacco
$81,375 specified amount
$25,000 initial premium using current charges

                    Death benefit                 Policy value                  Net cash surrender value
        Premiums    ----------------------------- ----------------------------- ---------------------------
        Accumulated assuming hypothetical         assuming hypothetical         assuming hypothetical
End of  at 5%       gross annual return of        gross annual return of        gross annual return of
policy  interest    ----------------------------- ----------------------------- ---------------------------
year    per year    0% gross  6% gross 12% gross  0% gross  6% gross 12% gross  0% gross 6% gross 12% gross
-----------------------------------------------------------------------------------------------------------
 1       $ 26,250    $81,375  $ 81,375 $   81,375  $24,153  $ 25,605 $   27,054 $22,528  $23,980  $  25,429
 2         27,563     81,375    81,375     81,375   23,333    26,226     29,283  21,708   24,601     27,658
 3         28,941     81,375    81,375     81,375   22,539    26,864     31,699  21,039   25,364     30,199
 4         30,388     81,375    81,375     81,375   21,770    27,518     34,321  20,270   26,019     32,821
 5         31,907     81,375    81,375     81,375   21,025    28,191     37,165  19,650   26,816     35,790
-----------------------------------------------------------------------------------------------------------
 6         33,502     81,375    81,375     81,375   20,304    28,881     40,249  18,929   27,506     38,874
 7         35,178     81,375    81,375     81,375   19,605    29,589     43,595  18,355   28,339     42,345
 8         36,936     81,375    81,375     81,375   18,928    30,316     47,224  17,678   29,066     45,974
 9         38,783     81,375    81,375     81,375   18,273    31,063     51,175  17,148   29,938     50,050
10         40,722     81,375    81,375     81,375   17,638    31,829     55,509  16,513   30,704     54,384
-----------------------------------------------------------------------------------------------------------
15         51,973     81,375    81,375    102,724   15,517    37,834     88,555  15,517   37,834     88,555
20         66,332     81,375    81,375    151,931   13,616    45,035    141,992  13,616   45,035    141,992
25         84,659     81,375    81,375    239,685   11,914    53,793    228,271  11,914   53,793    228,271
30        108,049     81,375    81,375    381,940   10,389    64,498    363,752  10,389   64,498    363,752
40        176,000     81,375    94,169    920,744    7,799    93,236    911,627   7,799   93,236    911,627
-----------------------------------------------------------------------------------------------------------
50        286,685     81,375   143,764  2,436,336    6,249   143,764  2,436,336   6,249  143,764  2,436,338
60        466,980     81,375   223,902  6,576,581    5,433   223,902  6,576,581   5,433  223,902  6,576,581

The hypothetical gross annual returns shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future gross annual returns. Actual gross annual returns may be more or less than those shown. The death benefits and cash value for a contract would be different from those shown if the actual gross annual returns averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Lincoln Life or any of the funds that these hypothetical gross annual returns can be achieved for any one year or sustained over any period of time. All values are net of the following charges: asset management = .51% (current average); 12b-1 fees = .25%; mortality and expense risk = .60%; and miscellaneous expense = .03%. Values illustrated are also net of cost of insurance charge, monthly administrative charge and policy value charge.

AMERICAN LEGACY ESTATE BUILDER

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Female issue age 55, Select Non-Tobacco
$81,375 specified amount
$25,000 initial premium using guaranteed charges

                    Death benefit                 Policy value                  Net cash surrender value
        Premiums    ----------------------------- ----------------------------- ----------------------------
        accumulated assuming hypothetical         assuming hypothetical         assuming hypothetical
End of  at 5%       gross  annual return of       gross  annual return of       gross  annual return of
policy  interest    ----------------------------- ----------------------------- ----------------------------
year    per year    0% gross  6% gross 12% gross  0% gross  6% gross 12% gross  0% gross 6% gross 12% gross
------------------------------------------------------------------------------------------------------------
 1       $ 26,250    $81,375  $81,375  $   81,375  $23,870  $25,319  $   26,767 $22,245  $23,694  $   25,142
 2         27,563     81,375   81,375      81,375   22,739   25,623      28,676  21,114   23,998      27,051
 3         28,941     81,375   81,375      81,375   21,607   25,912      30,743  20,107   24,412      29,243
 4         30,388     81,375   81,375      81,375   20,473   26,188      32,985  18,973   24,688      31,485
 5         31,907     81,375   81,375      81,375   19,331   26,445      35,418  17,956   25,070      34,043
------------------------------------------------------------------------------------------------------------
 6         33,502     81,375   81,375      81,375   18,177   26,678      38,058  16,802   25,303      36,683
 7         35,178     81,375   81,375      81,375   16,998   26,880      40,924  15,748   25,630      39,674
 8         36,936     81,375   81,375      81,375   15,784   27,038      44,034  14,534   25,788      42,784
 9         38,783     81,375   81,375      81,375   14,518   27,140      47,411  13,393   26,015      46,286
10         40,722     81,375   81,375      81,375   13,189   27,176      51,100  12,064   26,051      49,975
------------------------------------------------------------------------------------------------------------
15         51,973     81,375   81,375      92,631    5,804   27,668      79,854   5,804   27,668      79,854
20         66,332          0   81,375     134,970        0   24,910     126,140       0   24,910     126,140
25         84,659          0   81,375     209,765        0   13,040     199,776       0   13,040     199,776
30        108,049          0        0     329,298        0        0     313,617       0        0     313,617
40        176,000          0        0     761,420        0        0     753,882       0        0     753,882
------------------------------------------------------------------------------------------------------------
50        286,685          0        0   1,955,364        0        0   1,955,364       0        0   1,955,364
60        466,980          0        0   5,122,656        0        0   5,122,656       0        0   5,122,656

The hypothetical gross annual returns shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future gross annual returns. Actual gross annual returns may be more or less than those shown. The death benefits and cash value for a contract would be different from those shown if the actual gross annual returns averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Lincoln Life or any of the funds that these hypothetical gross annual returns can be achieved for any one year or sustained over any period of time. All values are net of the following charges: asset management = .51% (current average); 12b-1 fees = .25%; mortality and expense risk = .90%; and miscellaneous expense = .03%. Values illustrated are also net of cost of insurance charges, monthly administrative charge, and policy value charge.

AMERICAN LEGACY ESTATE BUILDER

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male issue age 65, Select Tobacco
$85,100 specified amount
$50,000 initial premium using current charges

                    Death benefit                Policy value                 Net cash surrender value
        Premiums    ---------------------------- ---------------------------- ----------------------------
        accumulated assuming hypothetical        assuming hypothetical        assuming hypothetical
End of  at 5%       gross annual return of       gross annual return of       gross annual return of
policy  interest    ---------------------------- ---------------------------- ----------------------------
year    per year    0% gross 6% gross 12% gross  0% gross 6% gross 12% gross  0% gross 6% gross 12% gross
----------------------------------------------------------------------------------------------------------
  1      $ 52,500   $85,100  $ 85,100 $   85,100 $48,081  $ 51,024 $   53,909 $44,831  $ 47,774 $   50,659
  2        55,125    85,100    85,100     85,100  46,228    52,070     58,124  42,978    48,820     54,874
  3        57,881    85,100    85,100     85,100  44,444    53,136     62,668  41,444    50,136     59,668
  4        60,775    85,100    85,100     85,100  42,727    54,225     67,568  39,727    51,225     64,568
  5        63,814    85,100    85,100     85,100  41,074    55,336     72,930  38,324    52,586     70,180
----------------------------------------------------------------------------------------------------------
  6        67,005    85,100    85,100     90,747  39,483    56,470     78,911  36,733    53,720     76,161
  7        70,355    85,100    85,100     96,544  37,951    57,626     85,437  35,451    55,126     82,937
  8        73,873    85,100    85,100    102,744  36,476    58,807     92,562  33,976    56,307     90,062
  9        77,566    85,100    85,100    109,395  35,057    60,012    100,362  32,807    57,762     98,112
 10        81,445    85,100    85,100    116,556  33,690    61,241    108,931  31,440    58,991    106,681
----------------------------------------------------------------------------------------------------------
 15       103,946    85,100    85,100    181,638  29,008    71,257    172,989  29,008    71,257    172,989
 20       132,665    85,100    87,486    285,456  24,937    83,320    271,863  24,937    83,320    271,863
 25       169,318    85,100   103,018    442,530  21,399    98,113    421,457  21,399    98,113    421,457
 30       216,097    85,100   118,216    668,545  18,323   117,045    661,926  18,323   117,045    661,926
 40       351,999    85,100   180,476  1,769,004  14,591   180,476  1,769,004  14,591   180,476  1,769,004
----------------------------------------------------------------------------------------------------------
 50       573,370    85,100   281,078  4,775,205  12,685   281,078  4,775,205  12,685   281,078  4,775,205

The hypothetical gross annual returns shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future gross annual returns. Actual gross annual returns may be more or less than those shown. The death benefits and cash value for a contract would be different from those shown if the actual gross annual returns averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Lincoln Life or any of the funds that these hypothetical gross annual returns can be achieved for any one year of sustained over any period of time. All values are net of the following charges: asset management = .51% (current average); 12b-1 fees = .25%; mortality and expense risk = .60%; and miscellaneous expense = .03%. Values illustrated are also net of cost of insurance charge, monthly administrative charge, and policy value charge.

AMERICAN LEGACY ESTATE BUILDER

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male issue age 65, Select Tobacco
$85,100 specified amount
$50,000 initial premium using guaranteed charges

                    Death benefit                Policy value                 Net cash surrender value
        Premiums    ---------------------------- ---------------------------- ---------------------------
        accumulated assuming hypothetical        assuming hypothetical        assuming hypothetical
End of  at 5%       gross annual return of       gross annual return of       gross annual return of
policy  interest    ---------------------------- ---------------------------- ---------------------------
year    per year    0% gross 6% gross 12% gross  0% gross 6% gross 12% gross  0% gross 6%gross 12% gross
---------------------------------------------------------------------------------------------------------
 1       $ 52,500   $85,100  $85,100  $   85,100 $47,161  $50,139  $   53,064 $43,911  $46,889 $   49,814
 2         55,125    85,100   85,100      85,100  44,158   50,167      56,418  40,908   46,917     53,168
 3         57,881    85,100   85,100      85,100  40,971   50,070      60,121  37,971   47,070     57,121
 4         60,775    85,100   85,100      85,100  37,565   49,792      64,243  34,565   46,792     61,243
 5         63,814    85,100   85,100      85,100  33,895   49,324      68,873  31,145   46,574     66,123
---------------------------------------------------------------------------------------------------------
 6         67,005    85,100   85,100      85,233  29,903   48,652      74,116  27,153   45,902     71,366
 7         70,355    85,100   85,100      90,391  25,513   47,729      79,992  23,013   45,229     77,492
 8         73,873    85,100   85,100      95,909  20,626   46,498      86,404  18,126   43,998     83,904
 9         77,566    85,100   85,100     101,812  15,126   44,886      93,406  12,876   42,636     91,156
10         81,445    85,100   85,100     108,153   8,872   42,807     101,078   6,622   40,557     98,828
---------------------------------------------------------------------------------------------------------
15        103,946         0   85,100     166,040       0   23,479     158,133       0   23,479    158,133
20        132,665         0        0     257,068       0        0     244,826       0        0    244,826
25        169,318         0        0     392,602       0        0     373,907       0        0    373,907
30        216,097         0        0     584,310       0        0     578,525       0        0    578,525
40        351,999         0        0   1,500,535       0        0   1,500,535       0        0  1,500,535
---------------------------------------------------------------------------------------------------------
50        573,370         0        0   3,931,097       0        0   3,931,097       0        0  3,931,097

The hypothetical gross annual returns shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future gross annual returns. Actual gross annual returns may be more or less than those shown. The death benefits and cash value for a contract would be different from those shown if the actual gross annual returns averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Lincoln Life or any of the funds that these hypothetical gross annual returns can be achieved for any one year or sustained over any period of time. All values are net of the following charges: asset management = .51% (current average); 12b-1 fees= .25%; mortality and expense risk = .90%; and miscellaneous expense = .03%. Values illustrated are also net of cost of insurance charge, monthly administrative charge, and policy value charge.

AMERICAN LEGACY ESTATE BUILDER

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
Male issue age 65, Select Non-Tobacco
$96,100 specified amount
$50,000 initial premium using current charges

                    Death benefit                Policy value                 Net cash surrender value
        Premiums    ---------------------------- ---------------------------- ----------------------------
        accumulated assuming hypothetical        assuaming hypothetical       assuming hypothetical
End of  at 5%       gross annual return of       gross annual return of       gross annual return of
policy  interest    ---------------------------- ---------------------------- ----------------------------
year    per year    0% gross 6% gross 12% gross  0% gross 6% gross 12% gross  0% gross 6% gross 12% gross
----------------------------------------------------------------------------------------------------------
 1      $ 52,500    $96,100  $ 96,100 $  96,100  $48,371  $ 51,332 $  54,234  $45,121  $ 48,082 $   50,984
 2        55,125     96,100    96,100    96,100   46,788    52,699    58,827   43,538    49,449     55,577
 3        57,881     96,100    96,100    96,100   45,255    54,103    63,809   42,255    51,103     60,809
 4        60,775     96,100    96,100    96,100   43,770    55,544    69,212   40,770    52,544     66,212
 5        63,814     96,100    96,100    96,100   42,332    57,024    75,073   39,582    54,274     72,323
----------------------------------------------------------------------------------------------------------
 6        67,005     96,100    96,100    96,100   40,939    58,543    81,431   38,189    55,793     78,681
 7        70,355     96,100    96,100    99,857   39,590    60,103    88,369   37,090    57,603     85,869
 8        73,873     96,100    96,100   106,524   38,284    61,704    95,968   35,784    59,204     93,468
 9        77,566     96,100    96,100   113,651   37,019    63,347   104,267   34,769    61,097    102,017
10        81,445     96,100    96,100   121,289   35,793    65,035   113,354   33,543    62,785    111,104
----------------------------------------------------------------------------------------------------------
15       103,946     96,100    96,100   190,217   31,781    77,978   181,159   31,781    77,978    181,159
20       132,665     96,100    96,172   301,114   28,186    93,498   286,775   28,186    93,498    286,775
25       169,318     96,100   117,711   475,318   24,966   112,106   452,684   24,966   112,106    452,684
30       216,097     96,100   136,450   725,384   22,082   135,099   718,202   22,082   135,099    718,202
40       351,999     96,100   208,313  1,919,404  18,179   208,313  1,919,404  18,179   208,313  1,919,404
----------------------------------------------------------------------------------------------------------
50       573,370     96,100   324,433  5,181,190  15,805   324,433  5,181,190  15,805   324,433  5,181,190

The hypothetical gross annual returns shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future gross annual returns. Actual gross annual returns may be more or less than those shown. The death benefits and cash value for a contract would be different from those shown if the actual gross returns averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Lincoln Life or any of the funds that these hypothetical gross annual returns can be achieved for any one year or sustained over any period of time. All values are net of the following charges: asset management = .51% (current average); 12b-1 fees = .25%; mortality and expense risk = .60%; and miscellaneous expense = .03%. Values illustrated are also net of cost of insurance charge, monthly administrative charge, and policy value charge.

AMERICAN LEGACY ESTATE BUILDER

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male issue age 65, Select Non-Tobacco
$96,100 specified amount
$50,000 initial premium using guaranteed charges

                    Death benefit               Policy value                Net cash surrender value
        Premiums    --------------------------- --------------------------- ---------------------------
        accumulated assuming hypothetical       assuming hypothetical       assuming hypothetical
End of  at 5%       gross annual return of      gross annual return of      gross annual return of
policy  interest    --------------------------- --------------------------- ---------------------------
year    per year    0% gross 6% gross 12% gross 0% gross 6% gross 12% gross 0% gross 6% gross 12% gross
-------------------------------------------------------------------------------------------------------
 1       $ 52,500   $96,100  $96,100  $  96,100 $47,483  $50,450  $  53,363 $44,233  $47,200  $  50,113
 2         55,125    96,100   96,100     96,100  44,861   50,813     57,002  41,611   47,563     53,752
 3         57,881    56,100   96,100     96,100  42,117   51,079     60,959  39,117   48,079     57,959
 4         60,775    96,100   96,100     96,100  39,227   51,232     65,286  36,227   48,232     62,286
 5         63,814    96,100   96,100     96,100  36,155   51,254     70,044  33,405   48,504     67,294
-------------------------------------------------------------------------------------------------------
 6         67,005    96,100   96,100     96,100  32,858   51,117     75,308  30,108   48,367     72,558
 7         70,355    96,100   96,100     96,100  29,280   50,786     81,173  26,780   48,286     78,673
 8         73,873    96,100   96,100     97,409  25,346   50,216     87,756  22,846   47,716     85,256
 9         77,566    96,100   96,100    103,613  20,969   49,313     95,058  18,719   47,063     92,808
10         81,445    96,100   96,100    110,247  16,053   48,033    103,034  13,803   45,783    100,784
-------------------------------------------------------------------------------------------------------
15        103,946         0   96,100    170,332       0   36,260    162,221       0   36,260    162,221
20        132,665         0        0    265,418       0        0    252,779       0        0    252,779
25        169,318         0        0    407,260       0        0    387,867       0        0    387,867
30        216,097         0        0    606,822       0        0    600,814       0        0    600,814
40        351,999         0        0  1,558,348       0        0  1,558,348       0        0  1,558,348
-------------------------------------------------------------------------------------------------------
50        573,370         0        0  4,082,555       0        0  4,082,555       0        0  4,082,555

The hypothetical gross annual returns shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future gross annual returns. Actual gross annual returns may be more or less than those shown. The death benefits and cash value for a contract would be different from those shown if the actual gross annual returns averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Lincoln Life or any of the funds that these hypothetical gross annual returns can be achieved for any one year or sustained over any period of time. All values are net of the following charges: asset management = .51% (current average); 12b-1 fees = .25%; mortality and expense risk = .90%; and miscellaneous expense = .03%. Values illustrated are also net of cost of insurance charge, monthly administrative charge, and policy value charge.

APPENDIX C

Definitions for Separate Account F

Age -- The age at the insured's last birthday on the policy date.

Attained age -- The age of the insured on the policy anniversary on or next preceding any monthly anniversary day.

Beneficiary -- The beneficiary is designated by the owner in the application. If changed, the beneficiary is as shown in the latest change filed with Lin-coln Life. If no beneficiary survives the insured, the owner or the owner's estate will receive the benefit.

Free look period -- The period of time in which the owner may cancel the pol-icy and receive a refund. The owner may cancel the policy within 10 days of receipt, or 45 days after Part 1 of the application is signed, or within 10 days after mailing or personal delivery of the Notice of Withdrawal Right.

Fund -- Any of the funds in which the Separate Account may invest; currently, the American Variable Insurance Series is available.

General account -- The assets of Lincoln Life other than those allocated to the Separate Account or any other Separate Account.

Initial premium -- The premium which is paid at the issue of the policy to place the policy in force. The initial premium must be at least equal to 80% of the federal maximum premium limitation at issue.

Insured--The person upon whose life the policy is issued, and who is so named on the Policy Schedule.

Investment amount -- The portion of the policy value allocated to the Separate Account.

Lincoln Life (we, our, us)--Lincoln National Life Insurance Co.

Monthly anniversary day -- The same date in each month as the policy date.

Net cash surrender value -- The amount payable to the owner upon surrender of the policy. It is equal to the policy value minus any surrender charge, minus any outstanding loan and minus any unpaid loan interest.

Net investment results -- The net investment results are the changes in the unit values of the subaccounts from the previous valuation day to the current day. The net investment results are equal to the per unit change in the market value of each fund's assets, reduced by the per unit share of the asset man-agement charge, 12b-1 fee, any miscellaneous expenses incurred by the fund, and the mortality and expense risk charge for the period, and increased by the per unit share of any dividends credited by the fund to the subaccount during the period.

No Lapse Benefit -- The guarantee that the policy will not lapse due to insuf-ficient net cash surrender value before the no lapse benefit expiration date shown on the policy schedule. The no lapse benefit period currently expires on the 10th policy anniversary for issue ages 75 and younger, and on the 1st pol-icy anniversary for issue ages above age 75.

Option date -- Any date the policy terminates under the termination provision.

Owner (you, your) -- The person so designated in the application or as subse-quently changed. If a policy has been absolutely assigned, the assignee is the owner. A collateral assignee is not the owner.

Policy -- The Flexible Premium Variable Life Insurance policy offered by Lin-coln Life and described in this prospectus.

Policy date -- The date set forth in the policy that is used to determine pol-icy years and policy months. Policy anniversaries are measured from the policy date. The policy date is ordinarily the earlier of the date the full initial premium is received from the owner or the date on which the policy is approved for issue.

Policy value -- The sum of all amounts allocated to the Separate Account and to the General Account at any time, plus any outstanding loan.

Proceeds -- The amount payable on surrender of the policy, or after the death of any insured person. The proceeds will be different on each of these events.

Record date -- The date the policy is recorded on the books of Lincoln Life as an in-force policy. Ordinarily, the policy will be recorded as in-force within three business days after the later of the date we receive the last outstand-ing requirement or the date of underwriting approval. The record date controls the timing of the transfer of initial assets from the General Account to the various subaccounts.

Separate Account -- The Lincoln Life Flexible Premium Variable Life Account F, a Separate Account established by Lincoln Life to receive and invest net pre-miums paid under the policy.

Series -- Any of the series in which the Separate Account may invest; current-ly, the sole series is American Variable Insurance Series.

Specified amount -- The minimum death benefit payable under the policy so long as the policy remains in force. The death benefit proceeds will be reduced by any outstanding loan and any due and unpaid charges, and increased by any un-earned loan interest.

Subaccount -- A subdivision of the Separate Account. Each subaccount invests exclusively in the shares of a specified fund.

Surrender charge -- A charge deducted from policy value upon surrender of the policy.

Unit -- An accounting unit of measure used to calculate the value of an invest-ment in a specified subaccount.

Unit value -- The dollar value of a unit in a specified subaccount on a speci-fied valuation date.

                                    PART II
                     CONTENTS OF THIS REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

         Facing Page
         Cross Reference Sheet required by Rule 404(c)
         A Prospectus consisting of       Pages relating to the Flexible Premium
                  Variable Life Insurance Policies
         Undertaking to File Reports
         Indemnification Undertaking
         Representations Relating to Rule 6e-3(T)
         Representations Relating to Section 26(e)(2)A of the Investment Company Act of 1940
         Signature Page
         Written Consents of the following persons:
                  Denis G. Schwartz, FSA
                  (Counsel)*
                  (Independent Auditors)*
         Exhibits

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                           INDEMNIFICATION UNDERTAKING

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

------------

* To be filed by amendment

                    REPRESENTATIONS RELATING TO RULE 6e-3(T)

1. This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

2. Registrant elects to be governed by Rule 6e-3(T)(b)(13)(i)(B) under the Investment Company Act of 1940.

3. Section 6e-3(T)(b)(13)(iii)(F) has been relied upon.
4. The level of the mortality and expense risk is within the range of industry practice for comparable flexible contracts.

5. The proceeds from explicit sales loads will cover the expected costs of distributing the flexible contracts.

   The methodology used to support the representation made in paragraph 4 above is based on an analysis of flexible premium variable life policies submitted to the Commission and currently available for sale which contain similar guarantees and are sold in similar markets. Registrant undertakes to keep and make available to the Commission on request the documents used to support the representation in paragraph 4 above.

        REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A) OF THE INVESTMENT
                               COMPANY ACT OF 1940

   The Lincoln National Life Insurance Company hereby represents that the fees and charges deducted under the Policies registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by The Lincoln National Life Insurance Company.


EXHIBITS
(1)      Resolution of Board of Directors of Lincoln Life
         authorizing establishment of Registrant                            Herewith
(2)      Custodian Agreement                                                Not Applicable
(3)      (a)      Form of Underwriting Agreement                            *
         (b)      Form of Dealer Agreement                                  *
         (c)      Schedule of Sales Commissions                             *
(4)      Other Agreements                                                   Not Applicable
(5)      Flexible Premium Policy                                            Herewith
(6)      (a)      Articles of Incorporation of Lincoln Life                 Herewith
         (b)      By-Laws of Lincoln Life                                   Herewith
(7)      Contracts of Insurance                                             Not Applicable
(8)      Form of Fund Participation Agreement                               *


(9)      Other Material Contracts
         (a)      Form of Service Agreement between Delaware Management
                  Company and Lincoln National Life Insurance Company       Herewith
(10)     Application Form                                                   Herewith
(11)     Consent of Independent Accountants                                 *
(12)     Opinion and Consent of Counsel                                     *
(13)     Actuarial Opinion and Consent                                      Herewith
(14)     Actuarial basis of payment and cash value adjustment
         pursuant to Rule 6e-3(T)(b)(13)(v)(B) and Procedures Memorandum
         pursuant to Rule 6e-3(T)(b)(12)(iii)                               Herewith
(15)     Powers of Attorney                                                 Not Applicable

*To be filed by amendment.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant, Lincoln Life Flexible Premium Variable Life Account F has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Fort Wayne, State of Indiana, on the 19th day of November 1997.

                                     THE LINCOLN NATIONAL LIFE
                                     INSURANCE COMPANY on its own
                                     behalf and on behalf of its SEPARATE
                                     ACCOUNT F

                                     By: /s/ Jon A. Boscia
                                        ---------------------------------
                                        Jon A. Boscia
                                        President

         Pursuant to the Securities Act of 1933, this registration satement has been signed below by the following persons in the capacities and on the dates indicated.



Signature                           Title                              Date
---------                           -----                              ----
 /s/ Jon A. Boscia
-------------------------           President and Director             November 19, 1997
Jon A. Boscia                       (Principal Executive
                                    Officer)

 /s/ Ian M. Rolland
-------------------------           Director                           November 19, 1997
Ian M. Rolland

 /s/ Jack D. Hunter
-------------------------           Executive Vice President,          November 19, 1997
Jack D. Hunter                      General Counsel and
                                    Director

 /s/ Richard C. Vaughan
-------------------------           Director                           November 19, 1997
Richard C. Vaughan


 /s/ Lawrence T. Rowland
-------------------------           Executive Vice President           November 19, 1997
Lawrence T. Rowland                 and Director

 /s/ Keith J. Ryan
-------------------------           Vice President, Chief              November 19, 1997
Keith J. Ryan                       Financial Officer and
                                    Assistant Treasurer
                                    (Principal Accounting Officer
                                    and Principal Financial Officer)
 /s/ H. Thomas McMeekin
-------------------------           Director                           November 19, 1997
H.  Thomas McMeekin
